File No. 70-10243
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   PRE-EFFECTIVE AMENDMENT NO. 1 TO FORM U-1
                            APPLICATION/DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

            AGL Resources Inc.                        NUI Corporation
           AGL Services Company                     NUI Utilities, Inc.
        Atlanta Gas Light Company                   Virginia Gas Company
         Chattanooga Gas Company             Virginia Gas Distribution Company
        Virginia Natural Gas, Inc.             Virginia Gas Pipeline Company
           Ten Peachtree Place                  Virginia Gas Storage Company
                Suite 1000                           NUI Capital Corp.
            Atlanta, GA 30309                 Utility Business Services, Inc.
                                                     NUI Service, Inc.
                                                      NUI Energy, Inc.
                                                  NUI Energy Brokers, Inc.
                                                 NUI Energy Solutions, Inc.
                                                       OAS Group, Inc.
                                                 NUI Sales Management, Inc.
                                                    TIC Enterprises, LLC
                                                 NUI Saltville Storage, Inc.
                                                      NUI Storage, Inc.
                                                  NUI Richton Storage, Inc.
                                              Richton Gas Storage Company, LLC
                                               NUI/Caritrade International LLC
                                                      NUI Hungary, Inc.
                                                   NUI International, Inc.
                                                      550 Route 202-206
                                                           Box 760
                                                  Bedminster, NJ 07921-0760

(Name of company or companies filing this statement and addresses of principal executive offices)

                               AGL Resources Inc.
                              Ten Peachtree Place
                                   Suite 1000
                               Atlanta, GA 30309

    (Name of top registered holding company of each applicant or declarant)

         Bryan E. Seas                      Steven D. Overly
Vice President and Controller      Vice President, Chief Financial Officer,
       AGL Resources Inc.               General Counsel and Secretary
      Ten Peachtree Place                     NUI Corporation
           Suite 1000                        550 Route 202-206
       Atlanta, GA 30309                          Box 760
                                         Bedminster, NJ 07921-0760

                     (Name and address of agent for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

           William S. Lamb                          Roshini Thayaparan
LeBoeuf, Lamb, Greene & MacRae, L.L.P.    LeBoeuf, Lamb, Greene & MacRae, L.L.P.
         125 West 55th Street             1875 Connecticut Avenue, NW Suite 1200
       New York, NY 10019-5389                     Washington, DC 20009
         Tel. (212) 424-8170                       Tel. (202) 986-8065
          Fax (212) 424-8500                        Fax (202) 956-3305

                                TABLE OF CONTENTS

Item 1. Description of Proposed Transaction....................................5
   A. Introduction and General Request.........................................5
   B. Description of the Parties...............................................6
         1. AGL Resources Inc. and its Subsidiaries............................6
            a. AGL Resources Inc...............................................6
            b. Utility Subsidiaries............................................6
                  (i) Atlanta Gas Light Company................................6
                  (ii) Chattanooga Gas Company.................................6
                  (iii) Virginia Natural Gas, Inc..............................7
            c. Nonutility Subsidiaries.........................................7
         2. NUI Corporation....................................................7
            a. Utility Subsidiaries............................................7
                  (i) NUI Utilities, Inc.......................................7
                  (ii) Virginia Gas Distribution Company.......................8
            b. Nonutility Subsidiaries.........................................8
                  (i) NUI Capital Corp.........................................8
                  (ii) Virginia Gas Company....................................9
                  (iii) NUI Saltville Storage, Inc.............................9
                  (iv) NUI Storage, Inc.......................................10
            c. Recent Developments............................................10
   C. Description of the Transaction..........................................13
         1. The Merger........................................................13
         2. Financing the Merger..............................................13
         3. Conditions........................................................14
         4. Management and Operations Following the Merger....................15
         5. Benefits of the Merger............................................16
            a. Benefits from AGL Resources' Financial Strength................16
            b. Benefits From AGL Resources' Utility Experience................19
   D. Financing Authority.....................................................20
   E. Affiliate Transactions..................................................20
         1. Gas Procurement and Asset Management Arrangement..................20
         2. Billing Services..................................................21
         3. Construction and Management Services..............................21
   F. Tax Allocation Agreement................................................22
   G. Rule 16 Exemption.......................................................22
   H. Section 3(a)(1) Exemption Request for VGC...............................22

Item 2. Fees, Commissions and Expenses........................................22

Item 3. Applicable Statutory Provisions.......................................22
   A. Applicable Provisions...................................................22
   B. Legal Analysis..........................................................23
         1. Sections 9(a), 10 and 11..........................................23
            a. Section 10(b)(1)...............................................23

            b. Section 10(b)(2)...............................................25
            c. Section 10(b)(3)...............................................27
            d. Section 10(c)(1)...............................................28
                  (i) Section 8...............................................28
                  (ii) Section 11.............................................29
            e. Section 10(c)(2)...............................................31
            f. Section 10(f)..................................................35
         2. Section 3(a)(1) Exemption Request for VGC.........................35
         3. Financing Authority...............................................36
            a. Subsidiary Debt................................................38
            b. Authorization and Operation of the Money Pools.................39
            c. Guarantees.....................................................40
            d. Hedges.........................................................41
            e. Changes in Capital Stock of Wholly-Owned Subsidiaries..........42
            f. Payment of Dividends Out of Capital or Unearned Surplus........42
            g. Financing Entities.............................................44
            h. Intermediate Subsidiaries......................................44
            i. Rule 54 Analysis...............................................46
         4. Affiliate Transactions............................................46
            a. AGL Services...................................................46
         5. Rule 16 Exemption.................................................47
         6. Retention of Nonutility Subsidiaries..............................47

Item 4. Regulatory Approval...................................................48
   A. State Approvals.........................................................49
         1. New Jersey........................................................49
         2. Florida...........................................................49
         3. Maryland..........................................................49
         4. Virginia..........................................................49
   B. Federal Approvals.......................................................50
         1. Hart-Scott-Rodino Antitrust Improvements Act of 1976..............50
         2. Communications Act of 1934........................................50

Item 5. Procedure.............................................................50

Item 6. Exhibits and Financial Statements.....................................51

Item 7. Information as to Environmental Effects...............................54

            PRE-EFFECTIVE AMENDMENT NO. 1 TO APPLICATION/DECLARATION
                              ON FORM U-1 UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

     This Pre-effective Amendment No. 1 ("Amendment") amends and restates the Application/Declaration on Form U-1 submitted by AGL Resources Inc. ("AGL Resources") and NUI Corporation ("NUI") on August 20, 2004 in SEC File No. 070-10243 ("Application").

Item 1.   Description of Proposed Transaction.

     A.   Introduction and General Request

     In this Application, AGL Resources, a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), requests authority under Sections 9, 10 and 11 of the Act to acquire all of the issued and outstanding common stock of NUI, an exempt holding company under Section 3(a)(1) of the Act, and indirectly acquire all of NUI's subsidiary companies./1 The proposed transaction, more fully described below, is referred hereto as the "Merger."

     AGL Resources, AGL Services Company ("AGL Services"), Atlanta Gas Light Company ("AGLC"), Chattanooga Gas Company ("CGC"), Virginia Natural Gas, Inc. ("VNG"), NUI, and its subsidiaries named herein/2 (collectively, "Applicants") also seek approval under Sections 6(a), 7, 9(a), 10, 11, 12(b), 12(c), 13(b) of the Act and Rules 43, 45, 46, and 54 for NUI and its subsidiaries to engage, after the consummation of the Merger, in the same financing and other transactions authorized by the Commission in the AGL Resources Financing Order/3 and described herein. Applicants further request authorization (a) to retain NUI's Nonutility Subsidiaries (defined below), (b) to reorganize NUI's direct and indirect Nonutility Subsidiaries without the need to seek further Commission authorization, (c) for AGL Resources to acquire NUI's interest in the Saltville Gas Storage Company, LLC pursuant to an exemption under Rule 16, and (d) for NUI Utilities, Inc. ("NUI Utilities") to pay dividends out of capital and unearned surplus in an amount up to their pre-merger retained earnings and post-merger earnings before any deduction for the impairment of goodwill. Finally, Applicants request that the Commission find that Virginia Gas Company ("VGC"), a utility holding company subsidiary of NUI, is entitled to an exemption pursuant to Section 3(a)(1) of the Act.

____________________

1 A letter from the Commission to NUI dated July 15, 2004 questions NUI's claim of exemption under Section 3(a)(1) and Rule 2. NUI responded to the Commission by letter dated August 4, 2004. NUI's qualification for an exemption under the Act would become moot if NUI became part of the AGL Resources registered holding company system as proposed in this application because NUI would register under the Act upon the consummation of the Merger.
2 NUI Utilities, Inc., Virginia Gas Company, Virginia Gas Distribution Company, Virginia Gas Pipeline Company, Virginia Gas Storage Company, NUI Capital Corp., Utility Business Services, Inc., NUI Service, Inc., NUI Energy Inc., NUI Energy Brokers Inc., NUI Energy Solutions, Inc., OAS Group, Inc., NUI Sales Management, Inc., TIC Enterprises, LLC, NUI, Saltville Storage, Inc., NUI Storage, Inc., NUI Richton Storage, Inc., Richton Gas Storage Company, LLC, NUI/Caritrade International LLC, NUI Hungary, Inc., and NUI International, Inc. (collectively, "NUI Group").
3 AGL Resources Inc., et al., Holding Co. Act Release No. 27828 (Apr. 1, 2004) ("Financing Order").

     B.   Description of the Parties

          1.   AGL Resources Inc. and its Subsidiaries

               a.   AGL Resources Inc.

     AGL Resources is a corporation organized under the laws of Georgia, and is an Atlanta-based energy services holding company. AGL Resources owns three gas public utility subsidiary companies: AGLC, CGC, and VNG; and several directly or indirectly-owned subsidiary companies. AGLC, CGC and VNG serve more than 1.8 million customers in three states.

     AGL Resources' common stock has a five dollar ($5.00) par value and is listed and traded on the New York Stock Exchange under the symbol "ATG." As of June 30, 2004 AGL Resources had $64,923,654 shares of common stock issued and outstanding. As of and for the six months ended June 30, 2004, AGL Resources had total assets of $4.01 billion, net utility plant assets of $2.26 billion, total operating revenues of $945 million, operating income of $186 million and net income of $87 million. As of June 30, 2004, AGL Resources, in conjunction with its subsidiaries, employed approximately 1,996 full-time employees.

               b.   Utility Subsidiaries

              (i)   Atlanta Gas Light Company

     AGLC is a natural gas local distribution utility with distribution systems and related facilities serving 237 cities throughout Georgia, including Atlanta, Athens, Augusta, Brunswick, Macon, Rome, Savannah and Valdosta. AGLC also has approximately 6.0 billion cubic feet, or Bcf, of liquefied natural gas ("LNG") storage capacity in three LNG plants to supplement the supply of natural gas during peak usage periods.

     The Georgia Public Service Commission regulates AGLC with respect to rates, maintenance of accounting records and various other service and safety matters. As of and for the six months ended June 30, 2004, AGLC had total assets of $2.41 billion, total operating revenues of $308 million and net income of $76 million. AGLC owns all of the outstanding stock of AGL Rome Holdings, Inc. AGL Rome Holdings, Inc. owned property associated with a former manufactured gas plant in Rome, Georgia, but sold that property in December 2003.

               (ii) Chattanooga Gas Company

     CGC is a natural gas local distribution utility with distribution systems and related facilities serving 12 cities and surrounding areas, including the Chattanooga and Cleveland areas of Tennessee. CGC also has approximately 1.2 Bcf of LNG storage capacity in its LNG plant.

     The Tennessee Regulatory Authority regulates CGC with respect to rates, maintenance of accounting records and various other service and safety matters. As of and for the six months ended June 30, 2004, CGC had total assets of $147 million, total operating revenues of $55 million and net income of $7 million.

               (iii) Virginia Natural Gas, Inc.

     VNG is a natural gas local distribution utility with distribution systems and related facilities serving eight cities in the Hampton Roads region of southeastern Virginia. VNG owns and operates approximately 155 miles of a separate high-pressure pipeline that provides delivery of gas to customers under firm transportation agreements within the state of Virginia. VNG also has approximately 5.0 million gallons of propane storage capacity in its two propane facilities to supplement the supply of natural gas during peak usage periods.

     The Virginia State Corporation Commission ("VSCC") regulates VNG with respect to rates, maintenance of accounting records and various other service and safety matters. As of and for the six months ended June 30, 2004, VNG had total assets of $736 million, total operating revenues of $210 million and net income of $21 million.

               c.   Nonutility Subsidiaries

     AGL Resources owns several nonutility subsidiaries. The Commission has previously authorized the retention of AGL Resources' nonutility subsidiaries./4

          2.   NUI Corporation

               a.   Utility Subsidiaries

     NUI, a New Jersey corporation, has two public utility subsidiary companies, NUI Utilities and Virginia Gas Distribution Company ("VGDC"). Through its subsidiaries, NUI operates natural gas distribution systems and natural gas storage and pipeline businesses.

               (i)  NUI Utilities, Inc.

     Through its three regulated utility divisions, Elizabethtown Gas Company ("Elizabethtown Gas"), City Gas Company of Florida ("City Gas") and Elkton Gas, NUI Utilities distributes natural gas to approximately 371,000 customers in New Jersey, Florida and Maryland. Each division is subject to regulation by the public service commission in the states where it operates.

     During the first nine months of fiscal year 2004, the operating revenues associated with the provision of distribution services by NUI Utilities' regulated utility divisions was approximately $484.8 million, representing 95% of the total operating revenues of NUI. Of this amount, 85% was generated by utility operations in New Jersey, where approximately 71% of NUI Utilities' customers are located. Total utility gas volumes sold or transported by such utility operations amounted to 63.7 Bcf, of which 87% was sold or transported in New Jersey.

     NUI Utilities distributes gas through approximately 6,200 miles of steel, cast iron and plastic mains. The company has physical interconnections with five interstate pipelines in New Jersey and a single interstate pipeline in both Maryland and Florida. Common interstate pipelines along the

____________________

4 AGL Resources Inc., et al., Holding Co. Act Release No. 27243 (Oct. 5, 2000).

company's operating system provide the company with the flexibility to manage pipeline capacity and supply, thereby optimizing system utilization.

     Through its Elizabethtown Gas and City Gas divisions, NUI Utilities also has an appliance service, sales, leasing and financing businesses in New Jersey and Florida that complement its natural gas utility services in those states. The appliance group generated operating revenues of $11.4 million in the first nine months of fiscal year 2004 and had operating margins of $3.2 million in the same period.

     Presently, NUI Utilities has a capacity management arrangement with Cinergy Marketing & Trading LLC ("CMT"), wherein CMT supplies NUI Utilities with gas at market-based prices and pays NUI Utilities a fixed fee to manage its interstate pipeline assets. Prior to entering into its agreement with CMT, NUI Utilities made off-system sales to non-jurisdictional customers utilizing assets under contract from interstate pipelines. Such assets include interstate pipeline and storage capacity. Off system sales margins retained by NUI Utilities totaled $0.1 million in the first nine months of fiscal year 2004.

               (ii) Virginia Gas Distribution Company

     VGDC is an indirect wholly owned public utility subsidiary of NUI and a direct subsidiary of VGC, a holding company for certain utility and nonutility businesses./5 VGDC distributes gas to approximately 275 customers in Virginia. During first nine months of fiscal year 2004, VGDC sold approximately 200.785 Mcf of gas, of which 4% were sold to residential customers and 96% to commercial and industrial customers.

               b.   Nonutility Subsidiaries

               (i)  NUI Capital Corp.

     NUI's nonutility businesses are carried out primarily by NUI Capital Corp. ("NUI Capital") and its subsidiaries./6 NUI Capital's only remaining non-regulated subsidiary with substantial continuing operations is Utility Business Services, Inc. ("UBS"), a billing and customer information systems and services subsidiary. NUI's other non-regulated subsidiaries are winding down their operations. These subsidiaries include: NUI Energy, Inc. ("NUI Energy"), an energy retailer; NUI Energy Brokers, NUI's wholesale energy trading and portfolio management subsidiary;/7 OAS Group, Inc. ("OAS"), the

____________________

5 VGC's nonutility operations are discussed below.
6 A complete list and description of NUI's nonutility subsidiaries, which discusses the basis for retention for each subsidiary that would be retained, is included as Exhibit J-1. These companies are collectively referred to as "NUI Nonutility Subsidiaries."
7 During January 2004, NUI began to wind down the trading operations of NUI Energy Brokers and discontinued trading operations altogether at NUI Energy Brokers in March 2004, although NUI Energy Brokers continues to manage its prior contractual obligations under a long-term sales agreement in addition to two long-term gas storage and transportation agreements.

company's digital mapping operation;/8 and TIC Enterprises, LLC ("TIC"), a sales outsourcing subsidiary that sold wireless and network telephone services.

     UBS is a wholly owned subsidiary of NUI Capital. UBS provides outsourced customer information systems and services to NUI Utilities as well as investor-owned and municipal water/wastewater utilities. UBS offers customer and utility operations information systems and services, including account management, reporting, bill printing and mailing, and payment processing services. UBS presently serves 13 clients. The majority of UBS' clients are municipally-owned and operated water utilities across the United States. UBS' top three clients in terms of revenue generation are United Water, NUI Utilities and Middlesex Water. Over the past nine months, NUI Utilities has provided approximately 36% of UBS' revenues. UBS has been profitable in every year since 1995.

               (ii) Virginia Gas Company

     VGC is a natural gas storage, pipeline and distribution company with principal operations in Southwestern Virginia. In addition to owning VGDC, a gas utility described above, VGC operates two storage facilities; one a high-deliverability salt cavern facility in Saltville, Virginia (the "Saltville Storage Project") and the other a depleted reservoir facility in Early Grove, Virginia. Combined, the facilities have approximately 2.6 Bcf of working gas capacity. VGC also owns and operates a 72-mile 8" intrastate pipeline and serves as the construction and operations manager for the Saltville Storage Project as discussed below. All of VGC's businesses are regulated by the VSCC, and the Saltville Storage Project is regulated by the Federal Energy Regulatory Commission ("FERC"). VGC, which was acquired by NUI in March 2001 had operating margins of $6.1 million in the first nine months of fiscal year 2004.

               (iii) NUI Saltville Storage, Inc.

     NUI's wholly owned subsidiary, NUI Saltville Storage, Inc. ("NUISS"), is a fifty-percent member of Saltville Gas Storage Company, LLC ("SSLLC"). SSLLC is a joint venture between subsidiaries of NUI and Duke Energy Gas Transmission ("DEGT") that is developing a natural gas storage facility in Saltville, Virginia. SSLLC plans to expand the present Saltville Storage Project from its current capacity of 1 Bcf to approximately 12 Bcf in several phases. The Saltville Storage Project connects to DEGT's East Tennessee Natural Gas interstate system and its Patriot pipeline. SSLLC is subject to regulation by FERC under the Natural Gas Act.

     In conjunction with the development of the Saltville Storage Project, NUI Energy Brokers entered into a twenty-year agreement with DEGT for the firm transportation of natural gas in the Patriot pipeline and a twenty-year agreement with SSLLC for the firm storage of natural gas. NUI is not using the Patriot pipeline transportation capacity at this time since it has discontinued its trading operations.

____________________

8 Effective April 1, 2004, OAS has subcontracted all of its existing services to a third party engineering firm. OAS has notified its customers that upon expiration of their current contracts, their relationship with OAS will terminate.

               (iv) NUI Storage, Inc.

     NUI Storage, Inc. ("NUI Storage") is a wholly owned subsidiary of NUI. Through its wholly owned subsidiaries, NUI Storage has acquired options on the land and mineral rights for property located in Richton, Perry County, Mississippi that the company plans to develop into a natural gas storage facility to help serve the Southeast United States. Like its companion storage facility in Saltville, Richton is expected to offer the high-deliverability capabilities of salt dome storage for natural gas and will have access to a number of major interstate pipelines, including Destin Pipeline and its connections to Gulf South, Gulfstream, Florida Gas Transmission, SONAT, Tennessee Natural Gas and Transco. Through its connection to Destin Pipeline, Richton will have direct access to the gas supplies in the Gulf of Mexico, as well as supplies from the interconnected interstate pipelines referenced. Richton can also serve as a potential storage facility for the various proposed liquefied natural gas projects in the Gulf Coast. It is anticipated that Richton will be subject to FERC regulation.

               c.   Recent Developments

                    Corporate Governance

     In November 2003, the New Jersey Attorney General's Office ("NJAGO") subpoenaed NUI for certain documents and information related to the practices of NUI Energy Brokers. On June 30, 2004, NUI Energy Brokers entered into an agreement with the NJAGO whereby NUI Energy Brokers pled guilty to a charge of Misconduct by a Corporate Official in the third degree. This plea agreement provides that NUI Energy Brokers must pay a $500,000 fine and must cooperate fully with the NJAGO continuing investigation. NUI is a party to a separate agreement related to NUI Energy Brokers' plea, but NUI did not plead guilty to any crimes. NUI guaranteed NUI Energy Brokers' payment of the fine and agreed to cooperate fully with the NJAGO continuing investigation and to develop, fund and operate community service programs within the Elizabethtown Gas service territory. The plea concludes the investigation by the NJAGO of NUI and its subsidiaries.

     As a result of NUI and NUI Utilities' credit downgrades during 2003, negative credit rating comments and concerns raised during a routine competitive services audit of NUI Utilities operating division, Elizabethtown Gas, conducted by the NJBPU, in March 2003, the NJBPU ordered a focused audit of NUI, NUI Utilities and Elizabethtown Gas in six key areas: (1) strategic planning; (2) affiliate transactions; (3) financial structure and interaction; (4) accounting and property records; (5) corporate governance; and (6) executive compensation. The NJBPU retained The Liberty Consulting Group ("Liberty") as the auditors for the focused audit. On March 17, 2004, the NJBPU released the final report for the focused audit, which, among other things, cited weaknesses in each of the foregoing six areas. The NJBPU's review of NUI, including matters related to NUI Energy Brokers, concluded with the settlement agreement entered into on April 13, 2004, among NUI, NUI Utilities, Elizabethtown Gas and the NJBPU regarding the issues raised in the focused audit. Under the settlement agreement,

NUI Utilities agreed to provide a $28 million refund to Elizabethtown Gas ratepayers and to pay a $2 million penalty to the State of New Jersey over five years./9

     In November 2003, the SEC advised NUI that it is conducting an informal inquiry relating to NUI Energy Brokers. On March 1, 2004, the SEC requested NUI produce voluntarily certain documents in furtherance of its informal inquiry. NUI is fully cooperating with the SEC.

     As indicated below, after the acquisition closes, the NUI Board of Directors and the NUI Utilities Board of Directors will be replaced with directors selected by AGL Resources. The NUI companies would, therefore, benefit from AGL Resources' strong governance processes and procedures.

     The Board of Directors of AGL Resources currently consists of eleven members: ten independent, outside directors plus Ms. Rosput, AGL Resources' Chairman, President and CEO. The independent members of the Board meet regularly without the presence of management, and they meet with management without the presence of the CEO. These private meetings are intended to ensure that the Board receives the unvarnished version of the facts in every situation. Furthermore, the charters of each of the Board committees clearly establish their respective roles and responsibilities, including the independence of outside auditors and consultants, who are retained by the Board directly. The charters may be found on AGL Resources' website at www.aglresources.com at the section entitled, "Investor Information - Corporate Governance - Highlights." AGL Resources has formed committees of its Board of Directors for risk management and corporate governance, has set clearly established internal rules for delegation of authority, and has implemented a strong set of policies on ethics and honesty for all employees.

     AGL Resources is also committed to providing the investment community and its regulators with information that is accurate, timely and as transparent as possible. AGL Resources' independent auditors PricewaterhouseCoopers LLP report directly to the Audit Committee. AGL Resources has also adopted a Code of Business Conduct. All employees must confirm annually, in writing, their acceptance of the Code of Business Conduct. AGL Resources also has an insider trading policy, to which all directors and employees, including our key corporate decision makers, must strictly adhere. To foster an environment of compliance, AGL Resources has, for years, maintained a hotline available for employees to anonymously and confidentially report any questionable practices, actions or activities at the company. AGL Resources also surveys its employees in the accounting and control area of the company periodically to ensure that they are satisfied with the control environment and the company's practices. AGL Resources also surveys employees annually for a broad set of reasons, including testing the compliance environment.

____________________

9 The $28 million will be credited to ratepayers as follows: $7 million in NUI's fiscal year 2004, $6 million in NUI's fiscal year 2005 and $5 million in each of NUI's fiscal years 2006, 2007 and 2008. The $2 million penalty must be paid in $400,000 annual installments in each of NUI's fiscal years 2004 through 2008. The company has the option to make a balloon payment of all outstanding amounts due under the terms of the settlement agreement at any time. In addition, upon the close of a sale of NUI Utilities, any outstanding balance is required to be paid in full by NUI Utilities within a period to be determined by the NJBPU.

     After the acquisition, a vast majority of NUI's current business processes that impact control over financial reporting will be conformed to the processes used by AGL Resources, which will replace NUI's current control processes. Any processes that are unique to NUI that remain in place after the acquisition will be subject to the corporate governance and entity-level control provisions of AGL Resources. Moreover, since AGL Resources is regulated under PUHCA, the NUI companies will likewise comply with PUHCA requirements following the close of the acquisition.

                    Capital Structure

     The capital structures of NUI, NUI Utilities and VGDC as of June 30, 2004 are shown in the table below.

---------------------------------------------------------------------------------------------
                                     NUI (6/30/04)               NUI Utilities (6/30/04)
---------------------------- ------------------------------- --------------------------------
                                 ($MM)       % of total cap       ($MM)       % of total cap
---------------------------- -------------- ---------------- --------------- ----------------
Long-term debt                         199             28.4%           199              39.1%

Short-term debt
(including current
maturities of long-term                294 (1)         42.0%            86 (2)          16.9%
debt)
Preferred stock

Common stock equity                    207             29.6%           224              44.0%

============================ ============== ================ =============== ================
Total capitalization                  $700            100.0%          $509             100.0%
---------------------------------------------------------------------------------------------

                    (1) Net of $111 million of cash at June 30, 2004.

                    (2) Net of $66 million of cash at June 30, 2004.

------------------------------------------- -------------------------------------------------
                                                             VGDC (6/30/04)
------------------------------------------- -------------------------------------------------
                                                     ($MM)                % of total cap
------------------------------------------- ------------------------ ------------------------
Long-term debt                                          0                        -

Short-term debt  (including current                    (1)(1)                   50%
maturities of long-term debt)
Preferred stock                                         -                        -

Common stock equity                                    (1)                      50%
=========================================== ======================== ========================
Total capitalization                                   (1)                     100.0%
------------------------------------------- ------------------------ ------------------------

                    (1) Net of $1 million of cash at June 30, 2004

     NUI, and NUI Utilities have the following ratings. VGDC has no rated debt.

--------------------------------------------------------------------------------
                                              NUI             NUI Utilities
---------------------------------------- --------------- -----------------------
                                         Caa1            B1

Moody's outlook                          Developing      Developing

S&P corporate credit rating              --              BB

S&P outlook                              --              CreditWatch with
                                                         developing implications
--------------------------------------------------------------------------------


     C.   Description of the Transaction

          1.   The Merger

     On September 26, 2003, the Board of Directors of NUI announced its intention to pursue the sale of the company. Applicants have entered into an Agreement and Plan of Merger by and among AGL Resources Inc., Cougar Corporation/10 and NUI Corporation, dated as of July 14, 2004 ("Merger Agreement"), pursuant to which AGL Resources has agreed to acquire all the outstanding shares of NUI for $13.70 per share in cash, or $220 million in the aggregate based on approximately 16 million shares currently outstanding. AGL Resources will assume the outstanding indebtedness of NUI at closing. As of June 30, 2004, NUI had approximately $604 million in debt and $111 million of cash on its balance sheet, bringing the current net value of the acquisition to $713 million. AGL Resources anticipates that the amount of NUI debt and cash will change prior to the time of closing.

          2.   Financing the Merger

     The purchase of NUI shares will be funded primarily through the issuance of AGL Resources common stock at or prior to closing. AGL Resources also must refinance a substantial portion of NUI and NUI Utilities' outstanding debt upon closing, due to "change in control" provisions included in these financings. AGL Resources expects to maintain its strong investment-grade ratings and its current dividend policy post-acquisition. As a result of the announcement of the acquisition, however, the outlooks on AGL Resources' credit ratings have changed. Moody's recently affirmed AGL Resources' ratings, but changed its rating outlook to negative from stable. Both Standard & Poor's and Fitch changed AGL Resources' credit ratings to "on watch" status with negative outlooks. These rating agencies have indicated their actions are the result of the execution risks in consummating, financing and integrating the NUI acquisition, and concerns regarding issues and risks associated with NUI's business. This placement of AGL Resources on credit "watch" by the major credit rating agencies is

____________________

10 Cougar Corporation is a wholly owned subsidiary of AGL Resources organized under the laws of New Jersey. It was incorporated on July 14, 2004 solely for the purposes of the Merger and is engaged in no other business.

customary, and this action is not expected to result in any adverse ratings actions. AGL Resources can readily finance this acquisition without significant pressure on the balance sheet or on its credit rating. AGL Resources expects to maintain its strong investment-grade rating and its current dividend policy post-acquisition. After the Merger, AGL Resources' ratio of equity to total capitalization will remain well above 30%./11

     AGL Resources may elect to finance the cash portion of the purchase price through the issue of common stock at or prior to closing if market conditions are favorable. This approach has been used in other recent acquisitions in the utility industry./12 The Financing Order provides sufficient authority for AGL Resources to proceed in this fashion because, in the unlikely event that AGL Resources were to sell common stock and not close the NUI acquisition, the proceeds of the stock issuance would be used only for permitted corporate purposes. AGL Resources currently is authorized to issue equity and debt securities in an aggregate amount outstanding at any one time not to exceed $5 billion through March 31, 2007. AGL Resources is not requesting additional financing authorization to finance the purchase price.

          3.   Conditions

     The transaction is subject to the approval of NUI's shareholders; the Securities and Exchange Commission; the Federal Communications Commission ("FCC"); the state regulatory agencies of New Jersey, Maryland and Virginia; and any necessary approval or the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. These approvals are further discussed in Item 4, below.

     The consummation of the transaction is further subject to the following conditions: (i) NUI shall have received orders approving the transaction from the above referenced state utility commissions that contain certain terms specified by AGL Resources, except as would not have a material adverse effect on NUI, NUI Utilities, or AGL Resources; (ii) neither NUI nor any of its subsidiaries shall have been indicted or criminally charged for a felony criminal offense by any Governmental Entity (with the express exception of NUI and NUI Energy Brokers with respect to the matters specified in the Settlement with the NJAGO) relating to the matters that are the subject of the NJBPU Settlement Order and the Stipulation and Agreement referred to therein, the NJAGO Settlement or the Stier Anderson Report (as those terms are defined in the Merger Agreement, see Exhibit B-1 hereto), and NUI and its subsidiaries shall not have received any notice of non-compliance in any material respect with the NJAGO Settlement, and there shall have been no revocation of or material changes to the terms of the NJAGO Settlement; (iii) neither NUI nor its subsidiaries shall be the subject of an active investigation with respect to the matters that are the subject of the NJBPU

____________________

11 See Pro Forma Capitalization Table at Item 3.B.1.c, supra.
12 For example, in Ameren Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001) ("Ameren Financing Order"), the Commission authorized Ameren to issue common stock, among other things, as consideration for the equity securities or assets of other companies, provided that such acquisitions were either expressly authorized by separate Commission order or exempt under the Act. Ameren subsequently financed its acquisition of CILCORP Inc. with common stock issued prior to the issuance of the Commission order approving the acquisition. See Ameren Corporation, Holding Co. Act Release No. 27645 (Jan. 29, 2003). Ameren has indicated that it will follow the same approach in its acquisition of Illinois Power. See Ameren Corp. Application on Form U-1/A filed June 25, 2004 (SEC File No. 70-10220).

Settlement Order and the Stipulation Agreement referred to therein, the NJAGO Settlement or the Stier Anderson Report, which, individually or in the aggregate, would reasonably be expected to have a material adverse effect on NUI or NUI Utilities; and (iv) no other material adverse effect as defined in the Merger Agreement has occurred.

     AGL Resources has the right to terminate the Merger Agreement if NUI does not have necessary interim financing in place by September 30, 2004. On September 29, 2004, NUI announced that it and NUI Utilities had obtained credit facilities aggregating $95 million. AGL Resources has reviewed the terms of the credit facilities and currently believes that the credit facilities conform with the terms and requirements of the Merger Agreement. AGL Resources may also terminate the agreement if NUI and NUI Utilities do not have certain other financing facilities in place or drawn, or there is a payment default or an acceleration of indebtedness.

     Lastly, the Merger Agreement may be terminated (i) by NUI in order for NUI to pursue a superior acquisition proposal; (ii) by AGL Resources based upon the board of directors of NUI withdrawing its recommendation of the Merger Agreement or recommending a superior acquisition proposal to the shareholders of NUI;
(iii) by either party due to the consummation of the merger not occurring by April 13, 2005 (which is subject to a 90 day extension to obtain regulatory approvals); (iv) by either party due to the shareholders of NUI failing to approve the Merger Agreement; or (v) by AGL Resources based upon the existence of a material, uncured breach of the Merger Agreement by NUI, provided that in the cases of clauses (iii)-(v) above, a termination fee (as described below) is payable only if and when NUI enters into a definitive agreement with respect to an alternative acquisition proposal within 12 months of such termination. In the event of a termination of the Merger Agreement pursuant to the circumstances provided in (i) and (ii), NUI will have to pay AGL Resources a termination fee of $7.5 million. The Merger Agreement also contains other customary termination rights, which do not result in the payment of a termination fee.

          4.   Management and Operations Following the Merger

     Pursuant to the Merger Agreement, AGL Resources has agreed to acquire NUI in a reverse triangular merger in which, at closing, a newly created subsidiary of AGL Resources will merge with and into NUI. Upon the consummation of the Merger, NUI will be a wholly owned direct subsidiary of AGL Resources./13 Exhibit K-1 sets forth the organizational structure of the combined company after the Merger, simplified to show only major subsidiaries.

     Upon closing, Craig Matthews, NUI's current CEO, will leave the company. AGL Resources is evaluating the appropriate composition of NUI's senior management after closing as a part of the work of a combined AGL Resources and NUI transition team. The members of the NUI and NUI Utilities Boards of Directors will resign and new directors will be selected from the management of AGL Resources and its subsidiaries. The AGL Resources Board of Directors intends to add a New Jersey

____________________

13 While AGL Resources has not made any definitive decisions regarding its corporate structure following the closing, given NUI's exposure to certain post-closing liabilities and obligations, it is desirable to keep NUI's corporate structure in existence for some time following the closing. Consequently, AGL Resources would not be the direct holder of the capital stock of NUI's utility business.

resident of significant professional stature and business qualification to the AGL Resources Board. Since the closing the VNG acquisition, AGL Resources has sought to have at least one Virginian business leader on its Board./14

     AGL Resources is still evaluating personnel to fill key management positions and roles at NUI. AGL Resources intends to manage and govern NUI and NUI Utilities in the same manner in which it currently manages its other utilities. At the corporate level, it is clear that there is some overlap among employees at AGL Resources, NUI and NUI Utilities, particularly in the "corporate services" area, including accounting, finance, legal, and public relations. AGL Resources and NUI have established an integration team that will identify redundancies that should be addressed as AGL Resources integrates NUI's corporate management into AGL Resources' existing management structure.

          5.   Benefits of the Merger

     The acquisition will strengthen AGL Resources' position as a preeminent operator of natural gas utility assets in the Eastern United States by incrementally expanding its base of strong urban utility operations. With this acquisition, AGL Resources will expand its geographic footprint along the East Coast, reaching from Florida to New Jersey; and increase its customer base by approximately 20 percent to a total of more than 2.2 million customers. In addition, the acquisition will allow AGL Resources to modernize operations and upgrade service quality to NUI's customers; acquire strategic natural gas storage assets and pipeline connections; and enhance its asset management capabilities. AGL Resources expects to see earnings accretion within the first full year after closing, based on its experience integrating VNG.

     AGL Resources expects to improve NUI's business to a level on par with AGL Resources' utility subsidiaries for the benefit of all of its stakeholders. The Merger will provide an incremental opportunity for AGL Resources to build on its track record for running utility operations and enhancing shareholder value.

               a.   Benefits from AGL Resources' Financial Strength

     As an investment-grade company, AGL Resources brings financial strength and resources to the transaction. As of June 30, 2004, AGL Resources had an enterprise value of $3 billion and total operating revenues of $945 million. AGL Resources' Senior Notes are currently rated Baa1/BBB+/A- by Moody's, Standard & Poor's and Fitch, respectively. AGL Resources was one of the few energy companies to receive a credit rating upgrade (by Fitch Ratings) in 2003. Recently, Platts Global Energy named AGL Resources its "2003 Gas Company of the Year."

     The most significant benefit of the Merger is the increased financial stability for NUI's utilities as a result of AGL Resources' financial strength. That strength will support NUI's utility customer growth and related capital requirements as well as the significant working capital necessary to purchase and deliver natural gas at today's higher commodity prices. A pro forma forecast with

____________________

14 Henry C. Wolf, Vice Chairman and Chief Financial Officer of Norfolk Southern Corporation, is from Norfolk, Virginia and is currently a director of AGL Resources.

selected financial information of NUI, NUI Utilities and VGDC, prepared by AGL Resources, is provided in Confidential Exhibit M-3 hereto.

     Because of NUI's weakened credit ratings, it must prepay gas commodity and demand charges at a significant cost. In addition, NUI is incurring significant bank fees and high interest rates because of its poor credit ratings. Being a part of an investment grade company will, in the short run, significantly reduce the interest rate at which NUI Utilities currently borrows and will also allow NUI Utilities access to capital in the future at attractive prices, clearly a benefit in the long run.

     The Merger should reduce the possibility of a liquidity crisis at NUI and NUI Utilities that could be triggered if a payment default or acceleration of indebtedness were to occur under the terms of each company's debt financing. As indicated above, under the terms of the Merger Agreement, AGL Resources would not be obligated to complete the acquisition if either a payment default or acceleration of indebtedness were to occur.

     AGL Resources will need to refinance much of NUI and NUI Utilities' debt at closing -- an amount that, depending on the date of the closing, could exceed $530 million. This debt includes the approximately $405 million that is currently outstanding under NUI and NUI Utilities' current credit facilities, which terminate at closing; up to $95 million of any additional borrowings that may be outstanding at closing under NUI and NUI Utilities' new credit facilities ("Seasonal Bridge"), which terminate at closing; and up to $30 million payable by NUI Utilities after closing under the Settlement Agreement with the NJBPU./15

     AGL Resources intends to finance the repayment of NUI and NUI Utilities' indebtedness at closing by issuing unsecured indebtedness to external creditors and then loaning the proceeds of the issuance to NUI and NUI Utilities through long-term intercompany debt (the "Intercompany Notes")./16 NUI and NUI Utilities will use the funds borrowed under the Intercompany Notes to repay indebtedness to third party lenders under the Credit Agreement and Seasonal Bridge, and under its Settlement Agreement with the NJBPU. AGL Resources anticipates that the principal of the Intercompany Notes will equal the amount that NUI and NUI Utilities require for repayment of indebtedness under these facilities and will otherwise be on no less favorable terms (e.g., weighted average interest rate, maturities, placement costs) than those upon which AGL Resources financed the repayment in the marketplace. AGL Resources expects that the Intercompany Notes will refinance NUI and NUI Utilities' existing indebtedness on terms that are more favorable to NUI and NUI Utilities than those that are currently provided under the Credit Agreement and Seasonal Bridge. A form of Intercompany Note is attached as Exhibit L-2 hereto.

     The Merger will not jeopardize AGL Resources' financial condition. AGL Resources plans to issue a substantial amount of equity to finance the acquisition and maintain a balanced, post-Merger capital structure. In addition, the NUI and NUI Utilities debt that AGL Resources proposes to refinance will be significantly less costly and, therefore, more supportable by the acquired companies.

____________________

15 The repayment of NUI's bank loans would eliminate external debt at the NUI level.
16 AGL Resources or its financing subsidiary, AGL Capital Corporation, may issue indebtedness and fund NUI and NUI Utilities by acquiring the Intercompany Notes.

NUI Utilities is also one-fourth to one-fifth the current size of AGL Resources, depending on the measure used,/17 so AGL Resources financial structure should not be subjected to unreasonable financial stress as a consequence of the Merger. Lastly, NUI Utilities is fundamentally a sound public utility company that is expected to contribute positively to the earnings of AGL Resources. A memorandum discussing the litigation and government investigations involving NUI is attached as Confidential Exhibit M-2.

     As part of the due diligence process associated with the Merger, AGL Resources conducted a thorough review of the pending litigation and governmental investigations disclosed by NUI in the Merger Agreement. In general, AGL Resources reviewed the applicable court filings, correspondence and other relevant documents, interviewed NUI's in-house and outside counsel and retained outside counsel to evaluate the potential for liability and the amount of exposure, if any.

     AGL Resources does not believe that any of the disclosed matters will have a materially adverse impact on its business or assets for several reasons, including the fact that NUI will be maintained as a separate subsidiary of AGL Resources upon the closing of the transaction. As a result, NUI, and not AGL Resources, would be liable for any damages, fines or other payments relating to the pending matters. In addition, NUI maintains various insurance coverages that are applicable to these liabilities. AGLR took into account reasonable estimates of NUI's potential liabilities when it valued NUI for purposes of the merger. Finally, AGL Resources included in the Merger Agreement as closing conditions requirements that (i) NUI will not be subject to any active governmental investigations relating to the matters that are the subject of the New Jersey Attorney General's Office investigation, if such investigation could have a material adverse effect on NUI and (ii) NUI will not be the subject of any further felony criminal indictments with respect to such matters.

     Moody's recently affirmed AGL Resources' credit rating following the public announcement of the acquisition. Moody's indicated that its negative outlook reflects the execution risks in consummating, financing, and integrating this transaction. Moody's concluded, however, that the terms of the Merger Agreement protect AGL Resources from certain of NUI's outstanding contingencies as they allow AGL Resources to abandon the purchase should NUI be unable to satisfy AGL Resources' concerns with regard to certain matters.

     Moody's negative outlook (as opposed to a review for possible downgrade) denotes its expectation that the strains in AGL Resources' credit profile brought from this purchase will be temporary and AGL Resources will recover over an 18-24 month time horizon. Moody's affirmed AGL Resources' ratings and noted its expectation that the company's financial resources and financial flexibility should enable AGL Resources to absorb a temporary near-term strain of acquiring a smaller, financially weaker entity.

____________________

17 In terms of size, NUI's assets are over a quarter that of AGL Resources, its customer base is about a fifth of that of AGL Resources.

               b.   Benefits From AGL Resources' Utility Experience

     AGL Resources has been operating natural gas local distribution systems for almost 150 years and has a strong track record of well-run utility operations. AGL Resources' business model will produce efficiencies in the delivery of superior service to NUI's customers. Because of its own geographic scope, AGL Resources will be able to integrate all four of NUI's utility distribution areas into its system without disruption, thereby providing a smooth transition for customers in all states where NUI is doing business.

     Upon closing, AGL Resources will be the largest local distribution company, in terms of number of customers, along the east coast of the United States. This scale allows the company to continue its strategy of investment in modernizing technologies, which improve customer service and provide other benefits for ratepayers. AGL Resources intends to improve NUI's financial condition and to implement operational and infrastructure improvements in NUI's utility operations.

     AGL Resources' utility businesses use state-of-the-art technology and field-tested best practices to provide superior service. The integration of this technology at NUI should include improvements such as the implementation of compliance tracking systems to track system leaks; use of work management system software and practices for deployment of field work; use of an automated dispatch system to allow field service work to be real-time system generated; upgrades to the customer information system to improve the response of the customer service representatives; and use of workforce planning tools to forecast call volumes to match customer service representation. These systems and adherence to best practices will benefit NUI utility services and enhance service to NUI's customers. AGL Resources is confident that it will be able to improve upon NUI's utility customer service, safety and reliability record over time.

     Additionally, to improve systems reliability for NUI's utilities, AGL Resources will also seek to accelerate NUI's existing pipeline replacement program which is aimed at replacing bare steel and cast iron pipe. AGL has the engineering construction and design management expertise to manage replacement programs efficiently and effectively. Finally, AGL Resources will initiate the tracking of NUI utilities' operational metrics in order to manage the business by benchmarking these metric across AGL Resources' utilities as well as with other utilities.

     The Merger will have benefits for AGL Resources' current utility businesses as well. For example, Elizabethtown Gas is located in a region where there is strong base usage and where gas is the preferred energy alternative. NUI is also positioned in the geographic area where AGL Resources conducts wholesale asset management operations. Additionally, the increase to the number of AGL Resources' utility customers means that AGL Resources will be able to allocate its corporate overhead over a larger number of ratepayers. This should lead to better use of pipeline capacity and storage for which NUI Utilities is already contracted but which is not being utilized, thus yielding benefits now and in the future.

     D.   Financing Authority

     On April 1, 2004, the Commission issued an order authorizing AGL Resources and its utility and nonutility subsidiaries to engage in various financing transactions summarized in Item 3, below./18 The authorization period of the Financing Order extends from April 1, 2004 through March 31, 2007 ("Authorization Period"). As more fully described in Item 3 below, Applicants seek approval pursuant to Sections 6(a), 7, 9(a), 10, 12(b), 12(c), and 13(b) of the Act and Rules 43, 45, 46 and 54 for the NUI Group of companies to, after the consummation of the Merger, undertake any of the transactions in which current subsidiaries of AGL Resources may engage under the Financing Order during the Authorization Period. The NUI Group companies would be subject to the same financing limitations and conditions as set forth in the Financing Order.

     In particular, Applicants propose to extend to the NUI Group authority concerning:

          o    Utility subsidiary short-term debt
          o    Authorization and operation of the money pools
          o    Guarantees
          o    Hedging
          o    Changes in capital stock of wholly-owned subsidiaries
          o    Financing entities
          o    Restructuring and reorganization
          o    Intermediate subsidiaries
          o    Payment of dividends out of capital and unearned surplus

     Each of these areas of financing authority is discussed in greater detail in Item 3, below.

     E.   Affiliate Transactions

     On October 5, 2000, the Commission issued an order which, among other things, approved the formation of a system service company and authorized certain intrasystem transactions.19 NUI proposes that it and its subsidiaries would enter into a services agreement with AGL Services pursuant to the Commission-approved form of services agreement, a copy of which is attached herein as Exhibit L-1.

          1. Gas Procurement and Asset Management Arrangement

     NUI Utilities also proposes to enter into a three year gas procurement and asset management arrangement with a subsidiary of AGL Resources, Sequent Energy Management ("Sequent"). Sequent provides gas procurement and transportation and storage capacity asset management services to AGLC, VNG and CGC pursuant to arrangements with the respective state commissions with jurisdiction over AGLC, VNG and CGC. Under these arrangements, Sequent provides commodity gas, including related procurement services, and also acts as agent for AGLC, VNG and CGC in

____________________

18 See Financing Order, supra, note 3.
19 AGL Resources Inc., Holding Co. Act Release No. 27243 (Oct. 5, 2000) ("Intrasystem Transactions Order").

connection with transactions for gas transportation and storage capacity. These transactions are exempt from regulation under Section 13(b) of the Act by virtue of Rules 80 and 81. The rules exempt transactions in natural gas from the definition of goods under the Act and provide that transportation and similar services, the sale of which is normally subject to public regulation are exempted from the provisions of Section 13. Gas transportation and storage services are subject to the regulation of the FERC. Sequent proposes to provide similar services to NUI Utilities and VGDC subject to the approval of the NJBPU and VSCC.

     The asset management model that Sequent employs provides for revenue sharing between the asset manager and the utility's ratepayers. As noted above, Sequent currently manages the assets of AGLC, VNG and CGC and under these arrangements, Sequent contributed approximately $3 million to customers in the first six months of 2004.

          2. Billing Services

     NUI Utilities currently has an Agreement for Billing Services, dated February 18, 2004, with NUI's Nonutility Subsidiary, UBS, under which UBS provides NUI Utilities with certain billing related services using NUI Utilities' customer information system and certain other data center services on UBS' mainframe computer, including operating systems related to NUI Utilities' work order management, leak management, meter management, time entry and field services. The agreement is effective until March 31, 2007, but may be terminated by NUI Utilities with 180 days prior written notice. This agreement has been approved by the NJBPU.

     UBS charges NUI Utilities market rates for the provision of these services. After closing, AGL Resources is willing to cause UBS and NUI Utilities to amend the agreement to require the services to be provided to NUI Utilities at UBS' cost. Prior to implementing such amendment, however, AGL Resources must determine whether a change in the pricing standard to terms more favorable to NUI Utilities would trigger contractual obligations to provide cost-based pricing to UBS' unaffiliated customers. In addition, if NJBPU approval of the amended contract is required, AGL Resources will need to seek such authorization before restructuring the contract between UBS and NUI Utilities. AGL Resources therefore requests a temporary exception to the "at cost" provisions of Section 13(b) of the Act and the rules thereunder, for two years, to provide adequate time to restructure this contract. It is possible that at the end of the two-year period AGL Resources will be able to restructure all of UBS' existing contracts so that it may consolidate UBS with NUI Utilities.

          3. Construction and Management Services

     Through a wholly owned subsidiary, VGC provides construction and operations management services to SSLLC. VGC's wholly owned subsidiary, Virginia Gas Pipeline Company ("VGPC"), serves as the construction and operations manager to SSLLC, pursuant to an Operating Agreement, dated August 15, 2001. Under the terms of this agreement, SSLLC reimburses VGPC for the costs it incurs to construct, maintain and operate SSLLC's facilities, including VGPC's administration and labor costs. This service arrangement is permitted under Rule 87(b)(1) and is consistent with the cost pricing standard of Rule 90.

     F. Tax Allocation Agreement

     On December 23, 2003, the Commission issued a Supplemental Order authorizing AGL Resources' tax allocation agreement./20 AGL Resources proposes to add the NUI Group companies to the existing tax allocation arrangements approved by the Commission for the AGL Resources system.

     G. Rule 16 Exemption

     As discussed in Item 3 below, SSLLC seeks to rely on an exemption under Rule 16 from the obligations, duties and liabilities imposed upon it under the Act as a subsidiary or affiliate of a registered holding company. Accordingly, Applicants request that the Commission authorize AGL Resources to acquire NUI's interest in SSLLC under Sections 9(a)(1) and 10.

     H. Section 3(a)(1) Exemption Request for VGC

     As discussed in Item 3 below, Applicants also request that the Commission issue an order pursuant to Section 3(a)(1) of the Act providing that VGC, a Virginia corporation with a Virginia utility subsidiary operating solely in Virginia, and each of its subsidiary companies as such, will be exempt from all provisions of the Act, except Section 9(a)(2).

Item 2.  Fees, Commissions and Expenses.

     Applicants estimate the fees associated with the completion of the transaction to be as follows (amounts in $ millions):

         ----------------------------------------------------------------
         ($ millions)             AGL              NUI           Total
                                               ----------       -------
                              Resources(1)
         ----------------------------------------------------------------
         Legal                       3.3             5.3             8.6
         Accounting                  0.6             0.2             0.8
         Bankers                     4.0            10.2            14.2
         ----------------------------------------------------------------
         Total                      $7.9           $15.7            23.6
         ----------------------------------------------------------------
               (1) The amounts shown do not include the costs associated with refinancing NUI's debt or the issuance of equity by AGL Resources. Such costs are subject to the terms of the Financing Order.

Item 3.  Applicable Statutory Provisions.

     A. Applicable Provisions

     Sections 5(b), 6(a), 7, 9(a), 10, 11, 12(b), 12(c), and 13(b) of the Act
and Rules 20, 43, 45, 46, and 54 thereunder are considered applicable to the proposed transactions.

____________________

20 AGL Resources Inc., et al., Holding Co. Act Release No. 27781 (Dec. 23, 2003) ("Tax Allocation Order"). The Commission's Order of October 5, 2000, AGL Resources Inc., et al., Holding Co. Act Release No. 27242 (Oct. 5, 2000) had reserved jurisdiction, pending completion of the record over (among other things) the tax allocation agreement.

     To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

     B. Legal Analysis

          1. Sections 9(a), 10 and 11

     Section 9(a)(2) of the Act makes it unlawful, without approval of the Commission under Section 10, "for any person ... to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate ... of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A) of the Act, an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company."

     AGL Resources is the owner of 100% of the voting stock of three public utility companies, AGLC, CGC and VNG. Because AGL Resources will, as a result of the Merger, own more than five percent of the outstanding voting securities of more than one public utility company, AGL Resources must obtain the approval of the Commission for the Merger under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in determining whether to approve the proposed Merger are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

     As described below, the Merger complies with all of the applicable provisions of Section 10 of the Act.

               a. Section 10(b)(1)

     The Commission may not approve the Merger if it determines, pursuant to
Section 10(b)(1), that such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors, or consumers. For the reasons given below, there is no basis in this case for the Commission to make either of those negative findings concerning the Merger.

     By its nature, any merger results in new links between theretofore unrelated companies./21 These links, however, are not the types of interlocking relations targeted by Section 10(b)(1), which

_______________

21 Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (March 15, 1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities]").

was primarily aimed at preventing business combinations unrelated to operating efficiencies./22 The Merger will not result in an undue concentration of control of public utility companies.

     Upon closing, Craig Matthews, NUI's current CEO, will leave the company. AGL Resources is evaluating the composition of NUI's senior management as a part of the work of a combined AGL Resources and NUI transition team. The members of the NUI and NUI Utilities Boards of Directors will resign. After the consummation of the acquisition, each of NUI's and NUI Utilities' Boards of Directors will be comprised of officers of AGL Resources, much like the current boards of AGLC, VNG and CGC. AGL Resources' Board of Directors will also be considering revisions to the charter of its Environmental and Corporate Responsibility Committee to contemplate oversight of the post-acquisition integration of the NUI Utilities and VGDC, with proper recognition of the public interest considerations of the states in which the acquired utilities operate. In addition, it is the practice of AGL Resources' Board of Directors to hold one board meeting a year outside of Georgia and invite public and community officials to meet with board members so that they may hear first-hand how AGL Resources is doing in the local area.

     AGL Resources is still evaluating personnel to fill key management positions and roles at NUI. AGL Resources intends to manage and govern NUI and NUI Utilities in the same manner in which it currently manages its other utilities. At the corporate level, it is clear that there is some overlap among employees at AGL Resources, NUI and NUI Utilities, particularly in the "corporate services" area, including accounting, finance, legal, and public relations. AGL Resources intends to work closely with NUI management to develop a framework to address any redundancies that become apparent as AGL Resources integrates NUI's corporate management into AGL Resources' existing management structure.

     In addition, the Merger will not create a "huge, complex and irrational" system./23 In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations which the Act was specifically directed [to prohibit]."/24 The transaction is not undertaken specifically for the purpose of extending AGL Resources' control over regulated public utilities as such. As indicated above, the acquisition will allow AGL Resources to modernize operations and upgrade service quality to NUI's customers; acquire strategic natural gas storage assets and pipeline connections; and enhance its asset management capabilities.

     Size: With this acquisition, AGL Resources will expand its geographic reach along the east coast, reaching from Florida to New Jersey, and increase its customer base by approximately 20 percent to a total of more than 2.2 million customers. This is in line with existing holding company systems./25

___________________

22 See Section 1(b)(4) of the Act (finding that the public interests of consumers are adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties. . . .").
23 American Electric Power Co., Holding Co. Act Release No. 20633 (July 21,
1978).
24 Vermont Yankee Nuclear Corp., Holding Co. Act Release No. 15958 (Feb. 6,
1968).
25 For example, NiSource Inc. has 3.3 million gas customers in nine states. See NiSource Inc. Annual Report on Form 10-K for fiscal year ended December 31, 2003, File No. 001-16189, filed Mar. 12, 2004. Xcel Energy Inc. has approximately 1.8 million gas customers in 11 states. See Xcel Energy Inc. Annual Report on Form 10-K for fiscal year ended December 31, 2003, File No. 001-03034, filed Mar. 15, 2004.

     Efficiencies and economies: As described above, AGL Resources anticipates it will be able to absorb all four of NUI's utility operations into its system without disruption, and it will implement best practices and technology enhancements to provide service in a more efficient and economic manner. AGL Resources expects the Merger to produce efficiencies associated with more economical gas purchasing, information technology initiatives, improved transmission capacity and storage utilization, and general and administrative expense reductions. AGL Resources has analyzed performance metrics at NUI and NUI Utilities and compared them to the performance of AGL Resources and its subsidiaries. Based on this analysis, AGL Resources is confident that the Merger will produce economies and efficiencies.

     Competitive effects: The Merger does not reduce competition in any relevant market. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and rules thereunder, the Merger may not be consummated until AGL Resources and NUI each have filed Notification and Report Forms with the United States Department of Justice ("DOJ") and Federal Trade Commission ("FTC") describing the effects of the transaction on competition in the relevant market, and the required waiting period has expired. On August 5, 2004, AGL Resources and NUI filed such pre-merger notifications with the DOJ and FTC. Accordingly, unless the DOJ and/or FTC request additional information, the waiting period will expire on or before September 7, 2004.

               b. Section 10(b)(2)

     The Commission may not approve the Merger if it determines, pursuant to
Section 10(b)(2), that the consideration (including the fees and expenses associated with the transaction) to be paid by AGL Resources is not reasonable or does not bear fair relation to the investment in and the earning capacity of the utility assets underlying the securities being acquired. For the reasons given below, there is no basis in this case for the Commission to make either of these negative findings concerning the consideration being offered by AGL Resources.

     The process by which AGL Resources and NUI reached agreement on the Merger demonstrates that the requirements of Section 10(b)(2) have been satisfied. The negotiation between NUI and AGL Resources was at arms-length and the consideration agreed to by the parties was the product of a competitive process.

     In 2003, as a result of the negative impact on NUI resulting from its credit downgrades and adverse business conditions, the NUI Board of Directors established a Special Committee to assess the company's alternatives. After considering a number of strategic alternatives, on September 26, 2003, the Board of Directors of NUI concluded that the sale of the company was in the best interests of its shareholders and other key stakeholders, including its customers, and announced its intention to pursue the sale of the company. Thereafter, NUI began a public auction process. A detailed account of the auction process and related events is available as part of the NUI Corporation Proxy Statement, Exhibit B-2.

     Once the decision to pursue a sale was made, the NUI Board of Directors engaged Credit Suisse First Boston LLC and Berenson & Company, LLC to act as its financial advisors through the sale process. These advisors issued opinions that the consideration was fair, from a financial point of view, to the holders of NUI's shares./26 A detailed Confidential Information Memorandum by NUI was prepared during November 2003, and initial expressions of interest from potential purchasers were sought in December 2003. Approximately 60 interested parties, both strategic and financial entities, were contacted and approximately half of those parties submitted written expressions of interest. Eight parties were invited into the second round of the sale process. Detailed due diligence was conducted by prospective bidders during the first several months of 2004, and binding bids were submitted on June 2, 2004. Detailed negotiations were conducted with bidders, and ultimately NUI negotiated a definitive agreement with AGL Resources. NUI determined that being purchased by AGL Resources was the best strategic alternative for the company based on the key issues of price, certainty of closing and time required to complete the merger. The final sales price was negotiated by the parties and an agreement and plan of merger was reached between NUI and AGL Resources on July 14, 2004, which agreement is Exhibit B-1 herein.

     This Commission has previously recognized that, as here, when the agreed consideration for an acquisition is the result of arms-length negotiations between the managements of the companies involved, supported by the opinions of financial advisors, there is persuasive evidence that the requirements of
Section 10(b)(2) have been satisfied./27

     Further, AGL Resources believes that the fees, commissions and expenses paid or incurred or to be paid or incurred in connection with the Merger, estimated in Item 2 above, are reasonable and fair in light of (1) the size and complexity of the transaction relative to other similar transactions; (2) the context and prolonged process of the auction; (3) the various legal and other issues that faced NUI throughout the auction process; (4) the regulatory processes and consents required for the Merger; and (5) the anticipated benefits of the transaction to the public, investors and consumers. Given the circumstances, the fees, commissions and expenses are consistent with recent precedent, and meet the standards of Section 10(b)(2). Legal fees for both AGL Resources and NUI are expected to comprise 1.2% of the total value of the acquisition (i.e., $691 million). The combined accounting fees are expected to comprise 0.1% of the acquisition value. Lastly, the combined bankers fees are expected to comprise 2.1% of the acquisition value. Although the aggregate fees, commissions and expenses expected to be incurred in connection with the transaction (3.4%) are somewhat higher on a percentage basis than the percentages in other mergers approved by the Commission, the fees, commissions and expenses in this case are within the range of prior cases on an absolute basis ($23.6 million) and are reasonable given the complexity of the transaction and the other factors listed above./28

_________________

26 These opinions are printed as part of NUI's preliminary proxy statement filed with the SEC Friday, August 13, 2004, and included herein as Exhibit B-2.
27 See Entergy Corporation, et al., Holding Co. Act Release No. 25952 (Dec. 17,
1993), petition for reconsideration denied, Holding Co. Act Release No. 26037 (Apr. 28, 1994).
28 See Unisource Energy Corporation, Holding Co. Act Release No. 27706 (Aug. 1,
2003) (fees, commissions and expenses that were incurred in connection with the transaction totaled approximately $5.6 million or approximately 2.4% of the total consideration to be paid); PEPCO Holdings Inc., Holding Co. Act Release No. 27553 (July 24, 2002) (fees and expenses incurred in connection with the transaction total approximately $45.8 million. This amount represents 2.1% (based on a

               c. Section 10(b)(3)

     The Commission may not approve the Merger if it determines, pursuant to
Section 10(b)(3), that the acquisition will unduly complicate the capital structure of AGL Resources or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system. For the reasons given below, there is no basis in this case for the Commission to make either of these negative findings concerning the Merger.

     The capital structure of AGL Resources after the transaction will not be unduly complicated and will be substantially unchanged from AGL Resources' capital structure prior to the completion of the transaction. The proposed acquisition is of manageable size and hence credit neutral to AGL Resources. NUI will represent approximately 20% of the combined company only. AGL Resources can readily finance this acquisition without significant pressure on its balance sheet or credit rating. The transaction is limited in scope and should strengthen AGL Resources' financial performance in the near term. NUI's current financial difficulties have arisen from issues related to mismanagement of utility assets, including unsuccessfully executed diversification strategies; downgrades in NUI and NUI Utilities' credit ratings; the related high cost debt and gas commodity purchases and subsequent regulatory audits, investigations and in some cases criminal indictments. Regardless of these difficulties, NUI's utility businesses are fundamentally sound. The nonutility businesses that gave rise to NUI's financial difficulties have been wound down and will soon be divested or closed. Further, NUI, and eventually AGL Resources, will continue implementing procedures that will address NUI's prior mismanagement of accounts and controls and internal audit issues.

     The pro forma capitalization table below further demonstrates that the combination would not result in a complex or unsound capital structure. In this regard, the Commission is principally concerned that there be an adequate level of equity in the top level holding company and each utility in the system./29 As shown in the table below, the combined entity will have in excess of 42% common equity as a percentage of total capitalization, well in excess of the Commission's traditional minimum 30% common equity standard./30

___________________

purchase price of $2.2 billion) of the value of the consideration to be paid); New Century Energies, Inc., Holding Co. Act Release No. 27212 (Aug. 16, 2000) (fees and expenses of approximately $52 million represented approximately 1.4% of the value of the consideration to be paid); American Elec. Power Co., Inc. and Central and South West Corp., Holding Co. Act Release No. 27186 (June 14,
2000) (fees and expenses of approximately $73 million represented approximately 1.1% of the value of the consideration to be paid); Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (fees and expenses of approximately 2% of the value of the assets to be acquired).
29 To protect investors against unsound and complex capital structures, the SEC also would not favor a transaction that resulted in the creation or maintenance of an outstanding minority interest in a public utility subsidiary company.
30 "Capitalization" for purposes of this test is the sum of short-term debt (including current maturities of long-term debt), long-term debt, preferred stock and common stock equity.


----------------------------------------------------------------------------------------------------------------------------------
                    AGL Resources (6/30/04)                 NUI (6/30/04)              Adjustments            Pro Forma Combined
                    -----------------------                 -------------              -----------            ------------------
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      % of total
                    ($MM)       % of total cap         ($MM)        % of total cap       ($MM)           ($MM)       capitalization
                    -----       --------------         -----        --------------       -----           -----       --------------
-----------------------------------------------------------------------------------------------------------------------------------

Long-term               962             44.4%             199               28.4%          295         1,456             50.7%
debt

Short-term
debt
(including                               9.0%             294 (1)           42.0%        (295)           195              6.8%
current                 195
maturities of
long-term
debt)
Preferred
stock

Common
stock equity          1,011             46.6%             207               29.6%                      1,218             42.5%

=================================================================================================================================
Total                $2,168            100.0%            $700              100.0%         $  0        $2,869            100.0%
capitalization
---------------------------------------------------------------------------------------------------------------------------------

     (1) Net of $111 million of cash at June 30, 2004.

     Finally, as set forth more fully in the discussion of the standards of
Section 10(c)(2) below and elsewhere in the Application, the Merger will be in the public interest and the interest of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

               d. Section 10(c)(1)

     Section 10(c)(1) requires that the Commission not approve an acquisition of securities or utility assets, or any other interests, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11.

               (i) Section 8

     Section 8 refers to the requirements of state law as it may relate to ownership or operation by a single company of the utility assets of an electric utility company and a gas utility company serving substantially the same service territory. Since AGL Resources does not own any electric utility facilities and will not acquire such facilities as a result of the Merger, Section 8 is not applicable to the Merger.

               (ii) Section 11

     Section 11(b)(1) generally confines the utility properties of a registered holding company to a "single integrated public-utility system," either gas or electric. An exception to this requirement is provided in Section 11(b)(1)(A) through (C) of the Act./31 In this case, the combined gas properties of the operating subsidiaries of AGL Resources and NUI will constitute a single integrated gas utility system within the meaning of Section 2(a)(29)(B).

     Further, Section 11(b)(2) of the Act requires that "the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system."

     Section 11(b)(2) also directs regulated companies "to take such action as the Commission shall find necessary in order that such holding company shall cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company," in other words, to eliminate "great-grandfather" holding companies. However, the Commission has in the past recognized the necessity of permitting the continued existence of intermediate holding companies in registered holding company systems in order to achieve economic and tax efficiencies that would not otherwise be achievable in the absence of such arrangements./32

     After the consummation of the proposed transaction, AGL Resources will become a "great-grandfather" holding company with respect to VGDC, because there will be three holding companies in its chain of ownership; AGL Resources, NUI and VGC. This structure results from the need to retain the existing structure of the NUI Group companies as separate legal entities post-acquisition until all potential liabilities associated with NUI's pre-acquisition activities have been finally resolved. Particularly, those liabilities that may result from activities uncovered during recent investigations as discussed above. The Commission has permitted the existence of a great-grandfather holding company, for example in Ameren Corp./33 The Commission found in Ameren that the continued

___________________

31 Section 11(b)(1) states, in relevant part:

         [T]he Commission shall permit a registered holding company to continue to control one or more additional integrated public-utility systems, if, after notice and opportunity for hearing, it finds that --

         (A) Each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

         (B) All of such additional systems are located in on estate, or in adjoining States, or in a contiguous foreign country; and

         (C) The continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management efficient operation, or the effectiveness of regulation.


32 See, e.g., Pepco Holdings Inc. et al., Holding Co. Act Release No. 27553 (July 24, 2002); see also Energy East Corp., et al., Holding Co. Act Release No. 27546 (June 27, 2002).
33 Ameren Corp. et al., Holding Co. Act Release No. 27645 (Jan. 29, 2003).

existence of a secondary holding company within the Ameren system would not unduly complicate Ameren's capital structure. Moreover, the Commission noted that there were significant financial disincentives to eliminating the secondary holding company at the time. In that case, to eliminate the secondary holding company as a subsidiary, Ameren would either have to prepay outstanding debt or, alternatively, assume the debt by means of a merger or otherwise. The prepayment alternative would significantly increase the cost of debt. The assumption of the debt would result in undesirable restrictions on future issuances by Ameren. Conversely, leaving the existing debt in place would not negatively affect the capital structure of Ameren's utility subsidiaries or be detrimental to investors. Therefore, the Commission found that Ameren's continued ownership of the secondary holding company did not implicate any of the abuses that Section 11(b)(2) of the Act was intended to prevent.

     Similarly, in Pepco Holdings Inc.,/34 the Commission found that the continued existence of a secondary holding company within the public utility holding system would not unduly complicate the system capital structure. The Commission had previously approved this structure, finding that temporary authority was appropriate to prevent economic injury to the company, shareholders and consumers because the structure could not be altered without a substantial tax burden.

     The Merger presents a similar situation where eliminating a holding company level, namely NUI and VGC, prematurely could be detrimental to investors and consumers by exposing AGL Resources to risks and liabilities associated with NUI's operations prior to the Merger, including but not limited to, liabilities and obligations with respect to NUI's plea agreements with the NJAGO; investigations of NUI by the SEC and other state regulators; on-going litigation matters and other post-closing matters. The proposed post-closing corporate structure enables AGL Resources to segregate the liabilities and obligations of the NUI Group companies to those companies and limits any risk or exposure to the rest of its system.

     In addition, there are tax reasons to maintain the current structure of the NUI group. The elimination of NUI may cause AGL Resources to incur significant adverse tax consequences because the elimination of NUI may either result in:
(1) AGL Resources' acquisition being recharacterized in a manner that would result in two levels of tax being imposed on the acquisition instead of one level of tax, or (2) if the acquisition is not recharacterized, AGL Resources permanently losing its cost-based tax basis (and the associated tax benefits) in the NUI stock. The acquisition of the NUI stock is intended to be characterized for U.S. tax purposes as a taxable stock acquisition resulting in one level of tax being imposed on the shareholders of NUI with respect to their sale of the NUI stock and with AGL Resources obtaining a tax basis in the stock of NUI equal to the purchase price paid to the shareholders.

     If NUI is liquidated or otherwise eliminated as part of AGL Resources' acquisition there is a significant risk the Internal Revenue Service (the "Service") may recharacterize the acquisition as AGL Resources acquiring the assets of NUI (i.e., the stock in NUI's subsidiaries) in a taxable purchase and NUI redeeming the stock held by its shareholders in a taxable redemption. This recharacterization would cause AGL Resources' acquisition to trigger two levels of tax instead of the single level of tax described in the previous paragraph. Due to the nature of AGL Resources' acquisition, AGL

___________________

34 Pepco Holdings Inc., et al., Holding Co. Act Release No. 27553 (July 24,
2002).

Resources would be fully liable for the additional tax described above. The magnitude of this liability could be substantial since it is probable NUI does not have significant tax basis in the stock of certain of its subsidiaries such as NUI Utilities.

     If the transaction were not recharacterized, the elimination of NUI would result in AGL Resources permanently losing its tax basis in the stock of NUI. Under U.S. tax principles, the post-acquisition elimination of NUI, through a liquidation or merger, would result in AGL Resources acquiring the assets of NUI (i.e., the stock in NUI's subsidiaries) in a tax-free transaction and AGL Resources would succeed to NUI's historic tax basis in such assets. The transaction would also result in AGL Resources' tax basis in the NUI stock being permanently eliminated when the stock of NUI is cancelled. Consequently, the elimination of NUI would result in AGL Resources (and indirectly its shareholders) losing the tax benefits associated with AGL Resources having obtained a cost-based tax basis in the NUI stock.

     The proposed corporate structure does not implicate the abuses that section 11(b)(2) was designed to address, i.e., the pyramiding of holding company groups with the interposition of one or more holding companies between the ultimate parent holding company and the operating companies, and the issuance, at each level of the structure, of different classes of debt or stock with unequal voting rights./35

     Therefore, the Commission should permit the retention of NUI and VGC within the post-acquisition AGL Resources registered holding company system. AGL Resources would commit to reorganizing its corporate structure in order to eliminate the great-grandfather structure as soon as it is reasonably practical to do so.

     To that end, AGL Resources is considering the combination of VGDC into VNG. Such a restructuring would simplify the corporate structure and eliminate the "great-grandfather" issue because VGC would cease to be a holding company. AGL Resources is evaluating the consents and authorizations that may be required to effect such a restructuring and the tax implications of the transaction. If the restructuring is effected as an asset transfer pursuant to the express authorization of the VSCC, the transaction would be exempt under Section 9(b)(1) of the Act and could be effected without further SEC authorization. AGL Resources believes that it can complete the combination of VGDC and VNG by the end of 2005, subject to the necessary state and other regulatory approvals.

               e. Section 10(c)(2)

     Section 10(c)(2) states that the Commission may not approve the acquisition of securities or utility assets of a public utility or holding company unless such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system. The economic efficiencies produced by the Merger are discussed in Item 1 above. The integrated public utility system resulting from the Merger is discussed below.

_________________

35 Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000); KeySpan Corp., Holding Co. Act Release No. 27271 (Nov. 7, 2000).

     The Merger will tend toward the development of an integrated public utility system. An integrated gas public utility system is defined as "a system of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: provided, that gas utility companies deriving gas from a common source of supply may be deemed to be included in a single area or region."/36

     Operation as a Single Coordinated System

     As discussed in Item 1 above, the Merger will allow AGL Resources to modernize operations and upgrade service quality to NUI's customers; acquire strategic natural gas storage assets and pipeline connections; and enhance its asset management capabilities. AGL Resources' business model will produce efficiencies in the delivery of service to NUI's customers through the use of coordinated management and technology systems. Further, both AGL Resources and NUI will benefit from coordinated gas purchasing operations. In particular, AGL Resources anticipates it will integrate all four of NUI's utility operations into its system without disruption, thereby providing service in a more efficient and economic manner. As an example of the opportunity to improve economies in the delivery of services, AGL Resources' utilities operating and maintenance metrics show a marked improvement over those currently existing at NUI. AGL Resources' operating and maintenance expense is currently $169 less per customer than that of NUI Utilities. AGL Resources' utilities serve approximately 400 more customers per employee than currently at NUI's utilities. The Merger will provide substantial economic efficiencies associated with more economical gas purchasing, information technology initiatives, transmission capacity and storage utilization, and general and administrative expense reductions.

     As previously described, AGL Resources' operating subsidiaries and NUI's operating subsidiaries currently manage similar physical properties and contractual assets (gas supply, transportation, and storage contracts of varying types and duration). Each company maintains a professional staff that performs services related to essential portfolio management functions, including portfolio design, portfolio strategy, procurement, storage optimization, price risk management, and contract administration. In AGL Resources' case, the functions of portfolio design, portfolio strategy, pipeline and storage contract service procurement, and price risk management strategy are performed by AGL Services. The functions of asset management, including natural gas commodity procurement and portfolio management, together with the execution of price risk management strategy, are performed by Sequent. AGL Services and Sequent perform the respective contract administration services for the applicable functions that they perform. In NUI's case, the functions of pipeline and storage contract service procurement, portfolio and design planning and dispatch and optimization services are performed by employees at NUI Utilities. Cinergy Marketing and Trading, with whom NUI Utilities currently has an asset management and gas procurement agreement (after the wind down of NUI Energy Brokers), procures gas on behalf of NUI Utilities, assists NUI Utilities with its risk management functions, and provides NUI Utilities' winter peaking services.

__________________

36 PUHCA Section 2(a)(29)(B).

     After the Merger, the two gas supply departments will be consolidated into AGL Services, which will integrate the overall planning and management of the two companies' respective portfolios of physical and contractual assets. We anticipate that Sequent will also perform the same services for NUI Utilities as those described above that Sequent performs for the other utilities of AGL Resources. Specifically, the NUI Utilities gas supply department will be functionally merged with that of AGL Services. In addition, as discussed above, AGL Services will provide business services to NUI and its utility and nonutility companies under the same terms and conditions as AGL Services serves the companies currently within the AGL Resources registered holding company system, as approved by the Commission.

     Single Area or Region

     The single area or region requirement is typically demonstrated by showing significant overlap between the gas supply basins, transmission pipelines, storage areas and market hubs used by the public utility companies in the combined group.

     NUI's gas utility operations are located on the East Coast and bracket the existing gas utility operations of AGL Resources on the north and south. See the map in Exhibit D-1. The map indicates that several pipelines carry gas from the Gulf Coast to the East Coast. All gas utilities in the combined company will, therefore, derive the substantial majority (more than 50%) of the gas used in operations from the Gulf Coast supply basin. The distance between AGL Resources' current utility operations and those of NUI is commensurate with Commission precedent involving other gas utility acquisitions./37 The Commission should not find that "the distance contravenes the policy of the Act against 'scatteration' -- the ownership of widely dispersed utility properties which do not lend themselves to efficient operation and effective state regulation."/38 As discussed below, the expansion of the AGL Resources system by the acquisition of the NUI system also will not have an adverse effect upon localized management, efficient operation or effective regulation.

     Common Source of Supply. Historically, in determining whether two gas companies share a "common source of supply," the Commission has looked at whether the two entities purchase significant percentages of their total gas supply from production in one or more common basins, as well as whether they are served by a common pipeline or pipelines./39 Both AGL Resources' current utilities and the utilities added by the NUI acquisition will access primarily Gulf Coast natural gas supplies, with the Appalachian basin as a secondary supply source. The common gas pipelines serving the integrated public utility system would be Transcontinental Gas Pipeline, Dominion Transmission, and Columbia Gas Transmission (serving VNG, as well as Elizabethtown Gas and Elkton) as well as Tennessee Gas Pipeline (serving CGC and Elizabethtown Gas). Some of Elizabethtown Gas' supplies come from Texas Eastern Transmission which does not currently supply AGL Resources' existing

____________________

37 See e.g., NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10, 1999) (authorizing acquisition of Massachusetts gas utility by an Indiana combination gas and electric utility holding company); Sempra Energy, Holding Co. Act Release No. 26971 (Feb. 1, 1999).
38 NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10, 1999). 39 See MCN Corporation, 62 SEC Docket 2379 (Sept. 17, 1996).

utilities. City Gas obtains transportation service from Florida Gas Transmission, which does not serve any of AGL Resources' current utilities.

     The NUI utilities and the utilities in the AGL Resources group also share several common storage contracts. These include Transco GSS, LSS, SS-1, ESS, LGA, and WSS; Columbia Gas Transmission FSS, Tennessee FS-MA, and CNG GSS storage. Applicants expect that both AGL Resources' and NUI's subsidiaries will continue to derive significant percentages of their total gas requirements for the foreseeable future from the same supply basins. Accordingly, there is substantial evidence that AGL Resources' and NUI's gas utility operations share a common source of supply.

     State of the Art. Any determination of the appropriate size of the "area or region" calls for consideration of the "state of the art" in the gas industry. In NIPSCO Industries, the Commission noted that:

          The industry continues to evolve, primarily as a result of decontrol of wellhead prices, the continuing development of an integrated national gas transportation network, the emergence of marketers and brokers, and the "unbundling" of the commodity and transportation functions of the interstate pipelines in response to various FERC initiatives. In particular, Order 636 has dramatically altered the way in which local gas distribution companies purchase and transport their required gas supplies.

          The concept of a "common source of supply" is susceptible of a different understanding today than in 1935, when the "single area or region" was generally defined in terms of the pipeline delivery points (i.e., the city-gate) where system local distribution companies purchased their gas. The ... relevant inquiry today is whether the system utilities purchase substantial quantities of gas produced in the same supply basins, and whether there is sufficient transportation capacity available in the marketplace to assure delivery on an economical and reliable basis./40

     As discussed above, the integrated gas utility system will be able to obtain gas from producers and market hubs in the Gulf area and to arrange transportation through many common pipelines. In addition, the combined systems will be able to obtain gas from the Gulf and other supply regions by flexible and efficient means, due to the development of market centers, hubs and pooling points that facilitate transactions between gas buyers and sellers. The interstate pipelines on which AGL Resources and NUI have contracted for transportation service have access to significant supply resources at industry recognized supply pools. These supply pools, (e.g., Transco Station 65, Tennessee Zone 1, Columbia Gulf Onshore) have significant liquidity and most are traded over electronic exchanges (e.g., the Intercontinental Exchange). Because AGL Resources' and NUI's gas utility subsidiaries share access through their respective pipeline transporters to several industry-

________________

40 Nipsco Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10, 1999).

recognized market and supply-area hubs, they will have the ability to physically coordinate and manage their portfolios of supply, transportation and storage.

     No Impairment

     After the Merger, NUI's local retail gas distribution operations will be staffed with management that is responsible for the local utility. From its experience running public utilities, AGL Resources has learned that local employees are vital to maintaining a connection to the local community. AGL Resources is still in the process of reviewing NUI's utility operations to determine the appropriate employee levels in order to continue to ensure that each franchise is operated safely and reliably. As part of this evaluation, AGL Resources will appropriately balance the necessity to improve customer service, support its long term commitment to NUI's employees and contribute to the economic vitality of the service territories.

     As discussed in Item 4, the Merger also is subject to the review of the state regulatory commissions in New Jersey, Maryland and Virginia. The authorization of these commissions, which AGL Resources expects will be granted, will further evidence that the Merger does not have adverse effects on local regulatory authority.

               f. Section 10(f)

         Section 10(f) prohibits the Commission from approving an acquisition unless the Commission is satisfied that the acquisition will be undertaken in compliance with applicable state laws. As explained in Item 4 below, AGL Resources and NUI are in the process of seeking all necessary state regulatory approvals associated with the Merger. Copies of the respective state regulatory applications are included at Exhibits C-1 through C-3.

          2. Section 3(a)(1) Exemption Request for VGC

     Applicants also requests that the Commission issue an order pursuant to
Section 3(a)(1) of the Act confirming that VGC, and each of its subsidiary companies as such, will be exempt from all provisions of the Act, except Section 9(a)(2). Section 3(a)(1) provides that the Commission shall exempt a holding company, and every subsidiary thereof as such, from some or all provisions of the Act, unless such exemption would be detrimental to the public interest or the interests of investors and consumers, if:

          such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

     After the Merger, VGC and each of its public-utility subsidiary companies from which it derives any material part of its income, will remain predominantly intrastate in character and carry on their business substantially in a single state, namely Virginia.

     VGC and its only utility subsidiary, VGDC, carry on their utility operations exclusively within Virginia where each company is incorporated. Following the Merger, this will remain unchanged. Notably, the VSCC will have the same jurisdiction and authority over all of VGDC's rates, services and operations following the acquisition as it currently has, and its ability to protect ratepayers will not be impaired by virtue of VGC's ownership by an out-of-state holding company. The VSCC will have the ability to protect utility customers of VGDC against any possible detriment that might be associated with the relationship of such companies to AGL Resources. Granting the request for an exemption, therefore, will not be "detrimental to the public interest or interest of investors or consumers."

          3. Financing Authority

     After the closing of the Merger, NUI will register as a holding company under the Act and the NUI Group companies will need financing authorization. Applicants seek authorization pursuant to Sections 6(a), 7, 9(a), 10, 12(b), and 12(c) of the Act and Rules 43, 45, 46 and 54 for the NUI Group companies to, after the consummation of the Merger, undertake any or all of the transactions described herein, which current subsidiaries of AGL Resources were authorized to engage in during the Authorization Period. The NUI Group companies would be subject to the same limitations and conditions as set forth in the Financing Order and described herein. The authorizations requested are described below.

     Use of proceeds. The proceeds from the sale of securities in financing transactions for which authorization is requested herein will be used for general corporate purposes, including the financing, in part, of the capital expenditures and working capital requirements of the NUI Group, for the acquisition, retirement or redemption of securities previously issued by the NUI Group, and for authorized investments in companies organized in accordance with Rule 58 under the Act, and for other lawful purposes.

     Financial flexibility. The approval by the Commission of this Application will give the Applicants, after the consummation of the Merger, the same flexibility to respond quickly and efficiently to their financing needs and to changes in market conditions that the AGL Resources group companies enjoy today. That flexibility will allow them to carry on business activities designed to provide benefits to their customers and shareholders. Approval of the financing transactions contemplated herein is consistent with the Financing Order and existing Commission precedent./41

     Financing Limitations. Financings by the NUI Group companies will be subject to the following limitations ("Financing Limitations") which are the same as those contemplated in the Financing Order:/42

__________________

41 See, e.g., Pepco Holdings Inc., Holding Co. Act Release No. 27557 (July 31,
2002); E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002); First Energy Corp., Holding Co. Act Release No. 27459 (Oct. 29, 2001); Exelon Corp., Holding Co. Act Release No. 27266 (Nov. 2, 2000); Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15, 1999); and Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998).
42 The Commission has previously authorized financing transactions subject to these same general parameters. See SCANA Corporation, Holding Co. Act Release No. 27649 (Feb. 12, 2003).

          o Effective Cost of Money. The effective cost of money on long-term debt borrowings in accordance with authorizations granted under the Application will not exceed the greater of (a) 500 basis points over the comparable-term U.S. Treasury securities or (b) a gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies./43 The effective cost of money on short-term debt borrowings in accordance with the authorizations granted in the Application will not exceed the greater of (a) 500 basis points over the comparable-term London Interbank Offered Rate ("LIBOR") or (b) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

          o Maturity. The maturity of long-term debt will be between one and 50 years after the issuance thereof. Short-term debt will mature within a year.

          o Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application will not exceed the greater of (i) 5% of the principal or total amount of the securities being issued or (ii) issuance expenses that are generally paid at the time of the pricing for sales of the particular issuance, having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality./44

          o Common Equity Ratio. Each of NUI Utilities and VGDC on an individual basis will maintain common stock equity of at least 30% of total capitalization as shown in its most recent quarterly balance sheet.

          o Investment Grade Ratings. Except for securities issued for the purpose of funding Money Pool operations, no guarantees or other securities, other than common stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this Application, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated, are rated investment grade; and (iii) all outstanding securities of AGL Resources that are rated, are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended

________________

43 Substantially similar interest rate provisions have been authorized by the Commission in Energy East Corp., et al., Holding Co. Act Release No. 27643 (Jan. 28, 2003); E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002); Ameren Corp. et al., Holding Co. Act Release No. 27655 (Feb. 27, 2003).
44 See, e.g., NiSource, Inc., Holding Co. Act Release No. 27789 (December 30,
2003); SCANA Corp., Holding Co. Act Release No. 27649 (Feb. 12, 2003).

               ("1934 Act"). Applicants request that the Commission reserve jurisdiction over the issuance of any such securities that are rated below investment grade. Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities in reliance upon the authorization granted by the Commission pursuant to this Application at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied. A security issued prior to the consummation of the Merger, under the Act or in accordance with any applicable rule, regulation or order of the Commission under the Act, would remain validly issued notwithstanding a change, subsequent to the issuance, in the rating of that security or other securities issued by any company in the AGL Resources system.

          o Authorization Period. No security will be issued pursuant to the authorization sought herein after the last day of the Authorization Period (March 31, 2007).

     In particular, Applicants request the following authorizations.

               a. NUI Financing

     NUI requests authorization to issue and sell debt and equity securities to AGL Resources and/or its financing subsidiaries (e.g., AGL Capital) as necessary to finance the authorized and permitted businesses of the NUI Group. In particular, NUI requests authorization to issue Intercompany Notes to AGL Resources or a financing subsidiary thereof in connection with the refinancing of NUI's pre-Merger indebtedness. A form of Intercompany Note, containing the applicable terms and conditions is attached as Exhibit L-2. Intercompany Notes would be issued by NUI in an amount at any one time outstanding of up to $285 million. NUI would not issue debt or equity securities to third-party, unaffiliated entities post-Merger without seeking subsequent Commission authorization. NUI also requests authorization to acquire the securities of its direct and indirect subsidiaries and to extend credit thereto for purposes of financing such companies' authorized and permitted businesses in an aggregate amount outstanding during the Authorization Period not to exceed $300 million.

               b. Subsidiary Debt

     Applicants request authorization for NUI Utilities and VGDC to (a) enter into, perform, purchase and sell Hedging Instruments; (b) to issue short-term debt consisting of commercial paper, secured or unsecured bank loans and borrowings under the utility money pool ("Utility Money Pool"), at any one time outstanding during the Authorization Period ("Utility Short-Term Debt Limit"), all such securities to be issued pursuant to the Financing Limitations. Applicants also request authorization for NUI Utilities and VGDC to be made party to any AGL Resources' credit facility as back up to commercial paper issued under rule 52 of the Act or under an applicable Commission order.

     As with AGLC, CGC and VNG, authorization for the issuance of secured short-term debt as requested herein will enable NUI Utilities and VGDC to take advantage of more beneficial financing terms to meet the companies' working capital needs. The issuance of secured short-term debt by NUI Utilities and VGDC would be limited to circumstances when the issuer can expect a savings in costs over the issuance of unsecured short-term debt or when unsecured credit is unavailable, except at a higher cost than secured short-term debt. Applicants anticipate that the collateral offered as security would generally be limited to short-term assets such as the issuer's inventory and/or accounts receivable.

     In this Application, Applicants request authorization for NUI Utilities and VGDC to issue up to $600 million and $250 million, respectively, of intercompany debt, commercial paper, secured or unsecured bank loans and borrowings under the Utility Money Pool, all with terms of less than a year. This level of short term financing authorization is necessary to assure that NUI Utilities and VGDC have adequate working capital to finance the acquisition of gas supply, particularly in the current high-cost gas market.

     NUI Utilities also requests authorization to issue Intercompany Notes to AGL Resources or a financing subsidiary thereof in connection with the refinancing of NUI Utilities' pre-Merger indebtedness. A form of Intercompany Note, containing the applicable terms and conditions is attached as Exhibit L-2. Intercompany Notes would be issued by NUI Utilities in an amount at any one time outstanding of up to $275 million, respectively. (The Intercompany Notes issued by NUI Utilities would be for terms longer than one year and accordingly such issuances would not count against the $600 million short-term debt limit stated above.) AGL Resources is evaluating the economics of refinancing an additional amount of debt issued by NUI Utilities in the amount of approximately $200 million. The refinancing of this amount, if consummated, and the post-Merger financing of NUI Utilities with securities other than short-term debt would be conducted on an exempt basis under Rule 52(a) through the sale of securities by NUI Utilities externally to third parties or on an intercompany basis./45

               c. Authorization and Operation of the Money Pools

     Applicants request that NUI Utilities and VGDC be authorized to participate in AGL Resources' existing Utility Money Pool, and be authorized to make unsecured short-term borrowings from the Utility Money Pool, to contribute surplus funds to the Utility Money Pool, and to lend and extend credit to (and acquire promissory notes from) one another through the Utility Money Pool subject to the terms and conditions set forth herein. Specifically, the Utility Money Pool funds are available for short-term loans to the participating companies from time to time from (i) surplus funds in the treasuries of participants and (ii) proceeds received by the participants from the sale of commercial paper and borrowings from banks ("External Funds"). Funds are made available from sources in the order that AGL Services, as the administrator under the Utility Money Pool Agreement, determines would result in a lower cost of borrowing compared to the cost that would be incurred by the borrowing participants individually in connection with external short-term borrowings, consistent with the individual borrowing needs and financial standing of Utility Money Pool participants that invest funds in the Utility Money Pool.

     NUI Utilities and VGDC would borrow pro rata from each Utility Money Pool participant that invests surplus funds, in the proportion that the total amount invested by the investing participant bears to the total amount then invested in the Utility Money Pool. The interest rate that will be charged to

____________________

45 Financing by VGDC would generally be subject to the jurisdiction of the VSCC and, except as authorized pursuant to this Application or other Commission rule or order, would be conducted on an exempt basis under Rule 52(a).

NUI Utilities and VGDC on borrowings under the Utility Money Pool would be equal to AGL Resources' actual cost of external short-term borrowings and the interest rate paid on loans to the Utility Money Pool would be a weighted average of the interest rate earned on loans made by the Utility Money Pool and the return on excess funds earned from the investments described below. The interest income and investment income earned on loans and investments of surplus funds would be allocated among those Utility Money Pool participants that have invested funds in accordance with the proportion each participant's investment of funds bears to the total amount of funds invested in the Utility Money Pool.

     Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) are ordinarily invested in one or more short-term investments, including: (i) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities; (ii) commercial paper; (iii) certificates of deposit; (iv) bankers' acceptances; (v) repurchase agreements; (vi) tax exempt notes; (vii) tax exempt bonds; (viii) tax exempt preferred stock; and (ix) other investments that are permitted by section 9(c) of the Act and rule 40 thereunder.

     Each company receiving a loan through the Utility Money Pool is required to repay the principal amount of the loan, together with all interest accrued thereon, on demand and in any event within one year after the date of the loan. All loans made through the Utility Money Pool may be prepaid by the borrower without premium or penalty and without prior notice. The Nonutility Money Pool is operated on the same terms as the Utility Money Pool.

     Borrowings by NUI Utilities from the Utility Money Pool would be subject to the $600 million limit stated above, and borrowings by VGDC would be limited to $250 million at any one time outstanding.

     In addition, to the extent not exempt under Rule 52(b), Applicants request that NUI's Nonutility Subsidiaries be authorized to participate in AGL Resources' existing Nonutility Money Pool, and to make unsecured short-term borrowings from the Nonutility Money Pool, to contribute surplus funds to the Nonutility Money Pool, and to lend and extend credit to (and acquire promissory notes from) one another through the Nonutility Money Pool.

     AGL Resources and NUI may contribute surplus funds and lend and extend credit to (i) all the utility subsidiaries in the AGL Resources system through the Utility Money Pool and (ii) all the nonutility subsidiaries in the AGL Resources system through the Nonutility Money Pool. AGL Resources and NUI would not borrow from either the Utility Money Pool or the Nonutility Money Pool. AGL Services will continue to serve as administrator for both the Utility Money Pool and the Nonutility Money Pool and will provide the administrative services at cost.

               d. Guarantees

     Applicants also request authorization for AGL Resources to guarantee the obligations of the NUI Group subject to the limits set forth in the Financing Order. In addition, Applicants request authority for NUI, NUI Utilities, VGC and VGDC to enter into guarantees, obtain letters of credit, enter into expense agreements or provide credit support with respect to obligations of their subsidiaries ("Guarantees") subject to the terms and conditions below in the amount of $150 million and $100 million, with respect to NUI Utilities and VGDC, and in the amount of $300 million and $75 million with respect to NUI and VGC.

     Guarantees may take the form of, among others, direct guarantees, reimbursement undertakings under letters of credit, "keep well" undertakings, agreements to indemnify, expense reimbursement agreements, and credit support with respect to the obligations of the NUI Group as may be appropriate to enable the system companies to carry on their respective authorized or permitted businesses. Any Guarantee that is outstanding at the end of the Authorization Period will remain in force until it expires or terminates in accordance with its terms. Certain Guarantees may be in support of obligations that are not capable of exact quantification. In these cases, for purposes of measuring compliance with the appropriate Guarantee limit, the exposure under a Guarantee would be determined by appropriate means, including estimation of exposure based on potential payment amounts. Applicants also request authorization for each NUI Group company to be charged a fee for any Guarantee provided on its behalf that is not greater than the cost, if any, incurred by the guarantor in obtaining the liquidity necessary to perform the Guarantee for the period of time the Guarantee remains outstanding.

               e. Hedges

     Applicants request authorization for NUI, NUI Utilities, VGC and VGDC to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements ("Hedging Instruments"). Hedging Instruments, in addition to the foregoing sentence, may also include the issuance of structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or agency (e.g., Federal National Mortgage Association) obligations or London Inter-Bank Offer Rate-based swap instruments. These companies would employ Hedging Instruments as a means of prudently managing the risk associated with any of its outstanding debt by, in effect, synthetically (i) converting variable-rate debt to fixed-rate debt; (ii) converting fixed rate debt to variable rate debt; (iii) limiting the impact of changes in interest rates resulting from variable-rate debt; and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities. In no case will the notional principal amount of any Hedging Instrument exceed that of the underlying debt instrument and related interest rate exposure. Thus, these companies will not engage in "leveraged" or "speculative" transactions. The underlying interest rate indices of such Hedging Instrument will closely correspond to the underlying interest rate indices of the companies' debt to which such Hedging Instrument relates. Off-exchange Hedging Instruments would be entered into only with counterparties whose senior debt ratings are investment grade as determined by any one of Standard & Poor's, Moody's Investors Service, Inc. or Fitch IBCA, Inc. ("Approved Counterparties").

     In addition, Applicants request authorization for NUI, NUI Utilities, VGC and VGDC to enter into Hedging Instruments with respect to anticipated debt offerings ("Anticipatory Hedges"), subject to certain limitations and restrictions. Anticipatory Hedges would only be entered into with Approved Counterparties, and would be used to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded Hedging Instruments ("Forward Sale"); (ii) the purchase of put options on Hedging Instruments ("Put Options Purchase"); (iii) a Put Options Purchase in combination with the sale of call options on Hedging Instruments ("Zero Cost Collar"); (iv) transactions involving the purchase or sale, including short sales, of Hedging Instruments; or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

     Hedging Instruments may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. The companies will determine the optimal structure of each Hedging Instrument transaction at the time of execution.

               f. Changes in Capital Stock of Wholly-Owned Subsidiaries

     Applicants request authorization to change the terms of the authorized capital stock of NUI and any wholly owned subsidiary of NUI by an amount deemed appropriate by AGL Resources or other intermediate parent company subject to certain conditions. Specifically, the authorization is limited to NUI's wholly owned subsidiaries and will not affect the aggregate limits or other financing conditions stated herein. A subsidiary will be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by NUI Utilities or VGDC would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where such company is incorporated and doing business. In addition, NUI Utilities and VGDC will maintain, during the Authorization Period, a common equity capitalization of at least 30%.

               g. Payment of Dividends Out of Capital or Unearned Surplus

     Applicants request authorization for NUI and the NUI Nonutility Subsidiaries to pay dividends from time to time through the Authorization Period, out of capital and unearned surplus. NUI and the NUI Nonutility Subsidiaries would only declare or pay dividends to the extent permitted under applicable corporate law and state or national law applicable in the jurisdiction where each company is organized, and any applicable financing covenants and in addition, will not declare or pay any dividend out of capital or unearned surplus unless it: (i) has received excess cash as a result of the sale of some or all of its assets; (ii) has engaged in a restructuring or reorganization; and/or (iii) is returning capital to an associate company.

     This authorization will permit AGL Resources to effectively wind up the NUI nonutility businesses. Without such authorization, liquidation proceeds may be trapped in companies with cash but insufficient retained earnings to pay dividends. As noted below, however, Applicants request that the Commission reserve jurisdiction over NUI Utilities' payment of dividends out of capital and unearned surplus in an amount up to its pre-merger retained earnings and out of post-merger earnings without regard to any deductions attributable to the impairment of goodwill pending the completion of the record with regard to such relief.

     The application of the purchase method of accounting to the Merger will cause the reclassification of the retained earnings of NUI Utilities to additional paid-in capital, and give rise to goodwill, the difference between the aggregate fair values of all identifiable tangible and intangible assets, and the total consideration to be paid and the fair values of the liabilities assumed. In accordance with the Commission's Staff Accounting Bulletin No. 54, Topic 5J ("Staff Accounting

Bulletin"), the goodwill will be "pushed down" and reflected as additional paid-in-capital in the financial statements of these entities. Goodwill must periodically be examined for impairment and, to the extent impaired, it must be written down. Any write down of goodwill will constitute a non-cash charge to net income and, therefore, decrease current earnings available for dividends and/or retained earnings, the traditional sources of dividend payments, of NUI Utilities.

     Section 12(c) of the Act and Rule 46 thereunder generally prohibit the payment of dividends out of "capital or unearned surplus" except pursuant to an order of the Commission. The legislative history explains that this provision was intended to "prevent the milking of operating companies in the interest of the controlling holding company groups."/46 In determining whether to permit the payment of dividends out of capital surplus, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization, (ii) the company's prior earnings, (iii) the company's current earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend. Further, the payment of the dividend must be "appropriate in the public interest."/47

     In support of their request, Applicants assert that each of the standards listed above are satisfied:

     (i) After the Merger, and giving effect to the pushdown of goodwill, NUI Utilities' common equity as a percentage of total capitalization is estimated to be 45%, substantially in excess of the traditional levels of equity capitalization that the Commission has authorized for other registered holding company systems.

     (ii) NUI Utilities has a favorable history of prior earnings.

     (iii) Applicants anticipate that NUI Utilities' cash flow after the Merger will not differ significantly from its cash flow prior thereto and that earnings before any write down of goodwill, therefore, should remain stable after the Merger.

     (iv) The requested dividend payments are in the public interest. NUI Utilities is in sound financial condition as indicated by its equity ratio discussed above. The expectations of continued strong financial condition and the financial backing of AGL Resources should allow NUI Utilities to continue to provide safe and reliable service and to fund any required capital improvement projects. In addition, the dividend payments are consistent with investor interests because they prevent "trapped" equity in the capital structure of NUI Utilities, permitting adjustments to appropriate levels of debt and equity.

     Applicants represent that NUI Utilities will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. NUI Utilities also will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders. Lastly, NUI Utilities would not pay dividends out of capital or

_________________

46 S. Rep. No. 621, 74th Cong., 1st Sess. 3434 (1935) cited in Eastern Utilities Associates, 50 SEC 582, 584 (1991).
47 Eastern Utilities Associates, 50 SEC 582, 583 (1991) citing Commonwealth & So. Corp., 13 SEC 489, 492 (1943).

unearned surplus if to do so would cause the equity of such company to decline to less than 30% of total capitalization.

     Applicants request that the Commission reserve jurisdiction over NUI Utilities' payment of dividends out of capital and unearned surplus in an amount up to the company's pre-merger retained earnings and any amounts attributable to impaired goodwill post-merger on its books pending the completion of the record with regard to such relief.

               h. Financing Entities

     Applicants request authorization for NUI and its subsidiaries to organize new corporations, trusts, partnerships or other entities, or to use existing Financing Entities that will facilitate financings by issuing short-term debt, long-term debt, preferred securities, equity securities, or other securities to third parties and transfer the proceeds of these financings to the respective parent of such Financing Entities. To the extent not exempt under Rule 52, Applicants request authorization for the Financing Entities to issue these securities to third parties.

     Applicants also request authorization for NUI and its subsidiaries to enter into support or expense agreements ("Expense Agreement") with certain Financing Entities to pay the expenses of any such entities subject to certain terms and conditions. In connection with this method of financing, NUI and the subsidiaries may: (i) issue debentures or other evidences of indebtedness to Financing Entities in return for the proceeds of the financing; (ii) acquire voting interests or equity securities issued by the Financing Entities to establish ownership of the Financing Entities (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from one to three percent of the capitalization of the Financing Entities); and (iii) guarantee a Financing Entity's obligations in connection with a financing transaction. Any amounts issued by Financing Entities to a third party under this authorization will be included in the overall external financing limitation authorized herein for the immediate parent of the Financing Entity. However, the underlying intra-system mirror debt and parent guarantee shall not be so included. NUI and the subsidiaries also request authorization to enter into support or expense agreements ("Expense Agreement") with Financing Entities to pay the expenses of any such entity. In cases where it is necessary or desirable to ensure legal separation for purposes of isolating a Financing Entity from its parent or another subsidiary for bankruptcy purposes, the ratings agencies require that any Expense Agreement whereby the parent or subsidiary provides services related to the financing to the Financing Entity be at a price, not to exceed a market price, consistent with similar services for parties with comparable credit quality and terms entered into by other companies so that a successor service provider could assume the duties of the parent or subsidiary, in the event of the bankruptcy of the parent or subsidiary, without interruption or an increase of fees.

     Applicants request authorization, under Section 13(b) of the Act and Rules 87 and 90 thereunder, to provide such services at a charge not to exceed a market price but only for so long as such Expense Agreement established by the Financing Entity is in place.

               i. Intermediate Subsidiaries

     Applicants request authorization for NUI to acquire, directly or indirectly, the securities of one or more entities ("Intermediate Subsidiaries"), which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs, FUCOs, Rule 58 Companies, ETCs, or other non-exempt nonutility subsidiaries (as authorized in this proceeding or in a separate proceeding), provided that Intermediate Subsidiaries may also engage in administrative activities ("Administrative Activities") and development activities ("Development Activities"), defined below, relating to these subsidiaries.

     Administrative Activities include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage investments in nonutility subsidiaries. Development Activities are limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and other preliminary activities that may be required in connection with the purchase, acquisition, financing or construction of facilities, or the acquisition of securities of or interests in new businesses.

     An Intermediate Subsidiary may be organized, among other things: (i) to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, Rule 58 Company, ETC or other nonutility subsidiary; (ii) after the award of such a bid proposal, to facilitate closing on the purchase or financing of an acquired company; (iii) at any time subsequent to the consummation of an acquisition of an interest in any such company to, among other things, effect an adjustment in the respective ownership interests in such business held by NUI and non-affiliated investors; (iv) to facilitate the sale of ownership interests in one or more acquired non-utility companies; (v) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (vi) as a part of tax planning in order to limit NUI's exposure to taxes; (vii) to further insulate NUI, NUI Utilities and VGDC from operational or other business risks that may be associated with investments in non-utility companies; or (viii) for other lawful business purposes.

     Investments in Intermediate Subsidiaries may take the form of any combination of the following: (i) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (ii) capital contributions; (iii) open account advances with or without interest; (iv) loans; and (v) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from: (i) financings authorized in this proceeding; (ii) any appropriate future debt or equity securities issuance authorization obtained by NUI from the Commission; and (iii) other available cash resources, including proceeds of securities sales by Nonutility Subsidiaries under rule 52. To the extent that NUI provides funds or Guarantees directly or indirectly to an Intermediate Subsidiary that are used for the purpose of making an investment in any EWG, FUCO, or Rule 58 Company, the amount of the funds or Guarantees are included in AGL Resources' "aggregate investment" in these entities, as calculated in accordance with rule 53 or rule 58, as applicable.

     In addition, AGL Resources and NUI request authorization to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in the NUI Nonutility Subsidiaries, and the activities and functions related to these investments. To effect any consolidation or other reorganization, AGL Resources or NUI may wish to merge or contribute the equity securities of one nonutility subsidiary to another nonutility subsidiary (including a newly formed Intermediate Subsidiary) or sell (or cause a nonutility subsidiary to sell) the equity securities or all or part of the assets of one nonutility subsidiary to another one. To the extent that these transactions are not otherwise exempt under the Act or rules thereunder, AGL Resources and NUI request authorization to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries, their ownership interests in existing and future NUI Nonutility Subsidiaries. These transactions may take the form of a nonutility subsidiary selling, contributing, or transferring the equity securities of a subsidiary or all or part of a subsidiary's assets as a dividend to an Intermediate Subsidiary or to another nonutility subsidiary, and the acquisition, directly or indirectly, of the equity securities or assets of the subsidiary, either by purchase or by receipt of a dividend. The purchasing nonutility subsidiary in any transaction structured as an intrasystem sale of equity securities or assets may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable laws and accounting requirements.

     AGL Resources also requests that its authorization to make expenditures on Development Activities, as defined above, in an aggregate amount of up to $600 million be extended to include the NUI Nonutility Subsidiaries. The Commission authorized a "revolving fund" concept for permitted expenditures on Development Activities. Thus, to the extent a nonutility subsidiary in respect of which expenditures for Development Activities were made subsequently becomes an EWG, FUCO, or Rule 58 Company, the amount so expended will cease to be considered an expenditure for Development Activities, but will instead be considered as part of the "aggregate investment" in the entity under rule 53 or 58, as applicable.

     Neither AGL Resources nor any of its subsidiaries presently has an interest in any EWG or FUCO.

               j. Rule 54 Analysis

     The proposed financing transactions are subject to Rule 54, which refers to Rule 53. Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving EWGs or FUCOs, as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) under the Act are satisfied. Neither AGL Resources nor any of its subsidiaries presently has or will have after the consummation of the Merger an interest in any EWG or FUCO and, accordingly, Rule 53 is satisfied.

          4. Affiliate Transactions

               a. AGL Services

     AGL Services is a service company established in accordance with Section 13(b) of the Act. AGL Services provides business services to AGL Resources and its subsidiaries including: rates and regulatory services, internal auditing, strategic planning, external affairs, gas supply and capacity management, legal services and risk management, marketing, financial services, information systems and technology, corporate services, investor relations, customer services, purchasing, employee services, engineering, business support, facilities management and other services, such as business development, that may be agreed upon by the subsidiaries and AGL Services. As compensation for services, the services agreement between the subsidiaries and AGL Services provides for client companies to pay to AGL Services the cost of these services, computed in accordance with the applicable rules and regulations under the Act and appropriate accounting standards.

     AGL Services will provide business services to the NUI Group under the same terms and conditions as AGL Services serves the companies currently within the AGL Resources registered holding company system, as approved by the Commission./48

          5. Rule 16 Exemption

     SSLLC, a 50% joint venture between NUI Saltville Storage and Duke Energy Gas Transmission is developing a natural gas storage facility in Saltville, Virginia. SSLLC will not have more than 50% of its voting securities controlled by a registered holding company. Pursuant to Rule 16, SSLLC is entitled to an exemption from the obligations, duties and liabilities imposed upon it under the Act as a subsidiary or affiliate of a registered holding company. SSLLC seeks to rely on such exemption and therefore, Applicants request that the Commission authorize AGL Resources to acquire NUI's interest in SSLLC under Sections 9(a)(1) and 10. The exemption under Rule 16 will permit SSLLC to continue to operate in accordance with its usual practice without the need for additional authorization under the Act.

          6. Retention of Nonutility Subsidiaries

     Exhibit J-1 describes AGL Resources' current plans for retaining or divesting each of NUI's other nonutility businesses and discusses the legal basis for retention where applicable. Numerous Nonutility Subsidiaries referenced in Exhibit J-1 will be wound down, liquidated or dissolved. AGL Resources will endeavor to exit these investments as soon as is prudent, giving due regard for the need to insulate the rest of the AGL Resources group from any liabilities or obligations that may be associated with such companies.

     In addition, AGL Resources seeks authorization to retain UBS and for UBS to continue to provide services to NUI Utilities under its current arrangement for no less than two years after the date of the order authorizing this acquisition. Specifically, AGL Resources intends to maintain the existing services arrangements between UBS and NUI Utilities for as long as two years after the date of the SEC's order granting this Application. During that time, AGL Resources will endeavor to either restructure the existing UBS services agreements with NUI Utilities so that services thereunder may be provided at cost (provided that such modification is practicable given UBS' other contractual arrangements), or would otherwise endeavor to consolidate the applicable portions of UBS's current operations into NUI Utilities.

     UBS' operating revenues and operating margins were $6.1 million and $3.6 million, respectively, in fiscal year 2003. UBS provides customer information systems and services to investor-owned and municipal utilities, as well as third party providers in the water, wastewater and

_________________

48  See Intrasystem Transactions Order, supra.

gas markets. A customer information system developed and maintained by UBS is presently serving 13 clients in support of more than 1.5 million customers. UBS provides billing and payment processing services to NUI Utilities under a service agreement approved by the NJBPU. In June 2003 NUI approved a plan to sell UBS. However, the September 2003 decision to sell NUI reduced the probability that a sale of UBS would occur, given that there was no guarantee that UBS' largest customer, NUI Utilities, would maintain a long-term relationship with UBS after the sale. After the acquisition, its is expected that the activities of UBS would be folded into NUI Utilities or replaced.

     The Commission has previously authorized subsidiaries of registered holding companies to offer data processing and other business support services. See Cinergy Corp., Holding Co. Act Release No. 26662 (Feb. 7, 1997) and CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000) (authorizing retention of application services provider that provides, supports and manages a broad range of specialized facilities management software and information systems designed to help businesses and organizations manage and maintain facilities and equipment more efficiently).

          7. NUI Reporting

     NUI will register as a holding company under the Act by filing a Notification of Registration on Form U5A upon the consummation of the Merger. Thereafter NUI will join AGL Resources in the filing of a joint Annual Report on Form U5S on or before May 1, 2005 and annually thereafter. NUI requests that the Commission find under Section 5(b) and Rule 20(a)(3) that the joint AGL Resources - NUI Annual Report on Form U5S filed on or before May 1, 2005 may also serve as NUI's Registration Statement on Form U5B, given that both the Annual Report and the Registration Statement would cover NUI's position at the close of the year 2004 and contain substantially equivalent information about NUI's subsidiaries, investments, financings, directors, affiliate transactions, and other matters. It would be duplicative to cause NUI to file a separate Registration Statement on Form U5B within 90 days of the Merger and NUI's registration under the Act, and then cause NUI to provide largely similar information only a few months later in the joint Annual Report on Form U5S. As required by Item 10 of Form U5S, the joint Annual Report on Form U5S would include consolidating financial statements for AGL Resources and each of its subsidiary companies, including NUI and its subsidiaries. In addition, Applicants would commit to provide as a supplement to the Form U5S submission any information required by Form U5B that the Commission staff deems necessary or appropriate for the combined filing./49

Item 4. Regulatory Approval.

     The federal and state regulatory requirements described below, with the exception of the notice required under Florida law, must be complied with before the Applicants can complete the Merger. The Applicants currently believe that the necessary approvals can be obtained by October 31, 2004.

________________

49 See Enron Corp., Holding Co. Act Release No. 27809 (March 9, 2004) (finding that a modification to the Commission's reporting requirement on Form U5B was acceptable where applicant's chapter 11 plan disclosure statement contained a substantial portion of the information that is required of a registrant under Form U5B, and where the applicant has undertaken to provide additional information required in Form U5B but not included in the disclosure statement).

     A. State Approvals

          1. New Jersey

     NUI Utilities' Elizabethtown Gas division is subject to the jurisdiction of the NJBPU as a public utility. The approval of the NJBPU is required before any person may directly or indirectly acquire control of a New Jersey public utility. In considering a request to acquire control of a public utility, the NJBPU evaluates the impact of the acquisition on competition, on the ratepayers affected by the acquisition of control, on the employees of the affected public utility or utilities, and on the provision of safe and adequate utility service at just and reasonable rates. AGL Resources and NUI filed an application on July 30, 2004 seeking the approval of the NJBPU consistent with these requirements. The Applicants have requested approval be granted on an expedited basis, with October 31, 2004 as the target date for approval.

          2. Florida

     NUI Utilities' City Gas division is subject to the jurisdiction of the Florida Public Service Commission ("Florida Commission") as a public utility. Subject to the plenary jurisdiction of the Florida Commission over the operations of NUI, no filing or approval of the merger by the Florida Commission is required by Florida law. However, within ten days of the consummation of the Merger, AGL Resources is required to file a notice with the Florida Commission stating that the tariffs then charged by City Gas of Florida will continue to remain in effect. AGL Resources will make such a filing after consummation of the Merger.

          3. Maryland

     The Maryland Public Service Commission ("Maryland Commission") is granted general authority to supervise and regulate public utilities with operations in the State of Maryland. NUI Utilities' Elkton Gas division has utility operations in the State of Maryland. AGL Resources and NUI have filed an application with the Maryland Commission under the Commission's general authority to determine whether the Merger will have an adverse effect on the relevant Maryland franchises. AGL Resources and NUI filed an application seeking the approval of the Maryland Commission consistent with these requirements on August 20, 2004.

          4. Virginia

     VGDC provides utility service in Virginia and is subject to the jurisdiction of the VSCC as a public service company and a public utility. The VSCC must approve the acquisition of any Virginia public utility and the disposition of any utility assets located in Virginia. The applicants must show that the provision of adequate service at just and reasonable rates will not be threatened or impaired by the Merger. AGL Resources and NUI have filed an application seeking the approvals of the VSCC consistent with these requirements. AGL Resources and NUI filed an application seeking the approval of the VSCC consistent with these requirements on August 10, 2004.

     B. Federal Approvals

          1. Hart-Scott-Rodino Antitrust Improvements Act of 1976

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules promulgated thereunder by the FTC, the Merger may not be consummated until AGL Resources and NUI file notifications and provide specified information to the FTC and the Antitrust Division of the DOJ and specified waiting period requirements are satisfied. A review process under the HSR Act is undertaken for the purpose of determining whether a proposed transaction will have an adverse effect on competition in the marketplace in which the companies involved in that transaction currently operate. Since the Merger falls within the scope of the transactions to which the HSR Act is applicable, the companies must file notifications with, and present information to, the DOJ and the FTC so as to provide an opportunity for the DOJ, the FTC and the public to evaluate whether the Merger might have any such anti-competitive effects. Even after the HSR Act waiting period expires or terminates, the FTC or the Antitrust Division of the DOJ may later challenge the Merger on antitrust grounds. If the transaction is not completed within 12 months after the expiration or earlier termination of the initial HSR Act waiting period, the parties would be required to submit new information under the HSR Act and a new waiting period would begin. On August 5, 2004, the parties filed their notification and report forms under the HSR Act with the FTC and the Antitrust Division of the DOJ.

          2. Communications Act of 1934

     The Communications Act of 1934 prohibits the transfer, assignment or disposal in any manner of any construction permit or station license or any related rights, to any person without approval from the Federal Communications Commission. The Federal Communications Commission will approve a transfer of control if it serves the public convenience, interest and necessity. Applicants will seek the necessary approval from the Federal Communications Commission for the transfer of control of licenses held by NUI and its various subsidiaries.

Item 5.  Procedure.

     NUI Utilities may not have sufficient sources of cash or liquidity to finance its gas supply requirements through the 2004-2005 heating season and NUI may need additional cash to fund its operations. NUI Utilities has filed in New Jersey for approval of a secured seasonal facility of at least $75 million to meet its seasonal gas requirement, and an additional $20 million working capital facility at NUI to fund its operations through closing. Additionally, both of NUI and NUI Utilities have extended the terms of their existing credit facilities (with amounts drawn at over $350 million) to November of 2005; these facilities were originally scheduled to terminate in November 2004. The terms of each of these bridge facilities and the extension of the existing facilities are onerous and expensive to NUI's operations.

     Due in large part to the risk and expense of NUI's current liquidity situation, AGL Resources has requested that each of the state regulatory agencies having jurisdiction over the transaction approve the acquisition of NUI on an expedited basis. The state agencies have acknowledged the desire to approve and have the transaction completed as soon as practicable./50 Therefore, Applicants request that this application also be processed on an expedited basis, with due regard for the risks and expense that delay may have on NUI, NUI Utilities, and its customers.

     The Commission is thus respectfully requested to publish the requisite notice under Rule 23 with respect to this Application as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. Applicants request that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

Item 6.  Exhibits and Financial Statements.

Exhibits

A-1 Amended and Restated Articles of Incorporation of AGL Resources Inc., filed with the Securities and Exchange Commission as Exhibit B to Amendment No. 1 to AGL Resources Inc.'s Registration Statement on Form S-4, SEC File No. 33-99826 (incorporated by reference).

A-2 Bylaws of AGL Resources Inc., as amended October 29, 2003, filed with the Securities and Exchange Commission as Exhibit 3.2 to the AGL Resources Inc.'s Annual Report on Form 10-K filed on February 6, 2004, SEC File No. 001-14174 (incorporated by reference).

A-3  Certificate of Incorporation of Cougar Corporation.

A-4  By-laws of Cougar Corporation.

A-5 Certificate of Incorporation, Amended and Restated, and Certificate of Amendment of Restated Certificate of Incorporation of NUI Corporation, filed with the Securities and Exchange Commission as Exhibit 3(i) of NUI Corporation's Quarterly Report on Form 10-Q for quarter ended December 31, 2001, SEC File No. 001-16385, dated February 14, 2002 (incorporated by reference).

A-6 By-laws of NUI Corporation, as amended and restated, filed with the Securities and Exchange Commission as Exhibit 3(ii) of NUI Corporation's Annual Report on Form 10-K for the year ended September 30, 1997, SEC File No. 8353, dated September 30, 1997 (incorporated by reference).

__________________

50 See Exhibit M-1, NJBPU Press Release dated July 15, 2004, stating that the NJBPU will establish an expedited review schedule and that it expects that the full merger review will take approximately six months instead of the typical 12 month period.

B-1 Agreement and Plan of Merger by and among AGL Resources Inc., Cougar Corporation and NUI Corporation, dated July 14, 2004, incorporated by reference to AGL Resources Inc.'s Current Report on Form 8-K, filed on July 15, 2004, SEC File No. 001-14174 (incorporated by reference).

B-2 Proxy Statement of NUI Corporation Pursuant to Section 14(a) of the Securities Exchange Act of 1934, incorporated by reference to NUI Corporation's Preliminary Proxy Statement on Form PREM14A filed with the Securities and Exchange Commission on August 13, 2004, SEC File No. 001-16385 (incorporated by reference).

C-1  Application to the New Jersey Board of Public Utilities.

C-2  Application to the Maryland Public Service Commission.

C-3  Application to the Virginia State Corporation Commission.

C-4  Order of the New Jersey Board of Public Utilities.*

C-5  Order of the Maryland Public Service Commission.*

C-6  Order of the Virginia State Corporation Commission.*

D-1 Map of the Utility Service Territories of the AGL Resources System and NUI Corporation System.

E-1  Opinion of Counsel - AGL Resources Inc.*

E-2  Opinion of Counsel - NUI Corporation.*

F-1  Past tense opinion of counsel.*

G-1  FTC and DOJ filings under Hart-Scott-Rodino.

G-2  Application to the Federal Communications Commission.

G-3  Order of the Federal Communications Commission.*

H-1 AGL Resources Inc.'s 2003 Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission on February 6, 2004, SEC File No. 001-14174 (incorporated by reference).

H-2 NUI Corporation's 2003 Annual Report on Form 10-K for the fiscal year ended September 30, 2003, filed with the Securities and Exchange Commission on May 13, 2004, SEC File No. 001-16385 (incorporated by reference).

H-3 AGL Resources Inc.'s Quarterly Report on Form 10-Q for Period Ended June 30, 2004, filed with the Securities and Exchange Commission on July 29, 2004, SEC File No. 001-14174 (incorporated by reference).

H-4 NUI Corporation's Quarterly Report on Form 10-Q for Period Ended June 30, 2004, filed with the Securities and Exchange Commission on August 16, 2004, File No. 001-16385 (incorporated by reference).

I-1  Proposed Form of Notice.

J-1  Description of NUI Nonutility Subsidiaries.

K-1  Post-Transaction Corporate Chart.

L-1  Form of Service Agreement (incorporated by reference).

L-2  Form of Intercompany Note.

M-1 Press Release of the New Jersey Board of Public Utilities, dated July 15, 2004.

M-2 Memorandum discussing the litigation and government investigations involving NUI. (confidential treatment requested)

M-3 Pro forma forecast with selected financial information of NUI, NUI Utilities and VGDC. (confidential treatment requested)

     * To be filed by amendment.

Financial Statements

FS-1 AGL Resources Inc.'s Consolidated Balance Sheet as of December 31, 2003, incorporated by reference to AGL Resources Inc.'s Annual Report on Form 10K, filed on February 6, 2004, SEC File No. 001-14174 (incorporated by reference).

FS-2 AGL Resources Inc.'s Consolidated Statement of Income for the year ended
     December 31, 2003, incorporated by reference to AGL Resources Inc.'s Annual Report on Form 10K, filed on February 6, 2004, SEC File No. 001-14174 (incorporated by reference).

FS-3 AGL Resources Inc.'s Consolidated Statements of Common Shareholders' Equity for the year ended December 31, 2003, incorporated by reference to AGL Resources Inc.'s Annual Report on Form 10K, filed on February 6, 2004, SEC File No. 001-14174 (incorporated by reference).

FS-4 AGL Resources Inc.'s Consolidated Statement of Cash Flows for the year ended December 31, 2003, incorporated by reference to AGL Resources Inc.'s Annual Report on Form 10K, filed on February 6, 2004, SEC File No. 001-14174 (incorporated by reference).

FS-5 Notes to Consolidated Financial Statements, incorporated by reference to AGL Resources Inc.'s Annual Report on Form 10K, filed on February 6, 2004, SEC File No. 001-14174 (incorporated by reference).

FS-6 NUI Corporation's Consolidated Balance Sheet for fiscal year ended
     September 30, 2003, incorporated by reference to NUI Corporation's Annual Report on Form 10K, filed on May 13, 2004, SEC File No. 0001-16385 (incorporated by reference).

FS-7 NUI Corporation's Consolidated Statement of Income for fiscal year ended
     September 30, 2003, incorporated by reference to NUI Corporation's Annual Report on Form 10K, filed on May 13, 2004, SEC File No. 0001-16385 (incorporated by reference).

FS-8 NUI Corporation's Consolidated Statement of Shareholders' Equity for fiscal year ended September 30, 2003, incorporated by reference to NUI Corporation's Annual Report on Form 10K, filed on May 13, 2004, SEC File No. 0001-16385 (incorporated by reference).

FS-9 NUI Corporation's Consolidated Statement of Cash Flows for fiscal year ended September 30, 2003, incorporated by reference to NUI Corporation's Annual Report on Form 10K, filed on May 13, 2004, SEC File No. 0001-16385 (incorporated by reference).

FS-10 Notes to Consolidated Financial Statements for fiscal year ended September
     30, 2003, incorporated by reference to NUI Corporation's Annual Report on Form 10K, filed on May 13, 2004, SEC File No. 0001-16385 (incorporated by reference).

Item 7.  Information as to Environmental Effects.

     The proposed transactions involve neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Pre-effective Amendment No. 1 to be signed on their behalf by the undersigned thereunto duly authorized.


                                  AGL Resources Inc.
                                  AGL Services Company
                                  Atlanta Gas Light Company

                                  By:  /s/ Richard T. O'Brien
                                       -----------------------
                                  Richard T. O'Brien
                                  Executive Vice President and Chief Financial
                                  Officer

                                  Chattanooga Gas Company
                                  Virginia Natural Gas, Inc.

                                  By: /s/ Kevin P. Madden
                                      -------------------
                                  Kevin P. Madden
                                  Chairman and Chief Executive Officer.

                                  NUI Corporation

                                  By: /s/ Steven D. Overly
                                      --------------------
                                  Steven D. Overly
                                  Vice President, Chief Financial Officer,
                                  General Counsel, Treasurer and Secretary

                                  NUI Utilities, Inc.

                                  By:  /s/ M. Patricia Keefe
                                      ----------------------
                                  M. Patricia Keefe
                                  Vice President, Regulatory Affairs
                                  General Counsel and Secretary

                                  Virginia Gas Company

                                  By: /s/ Steven D. Overly
                                      --------------------
                                  Steven D. Overly
                                  Vice President and Secretary

                                  Virginia Gas Distribution Company

                                  By: /s/ Steven D. Overly
                                      --------------------
                                  Steven D. Overly
                                  Vice President and Secretary

                                  Virginia Gas Pipeline Company

                                  By: /s/ Steven D. Overly
                                      --------------------
                                  Steven D. Overly
                                  Vice President and Secretary

                                  Virginia Gas Storage Company

                                  By: /s/ Steven D. Overly
                                      --------------------
                                  Steven D. Overly
                                  Vice President and Secretary

                                  NUI Capital Corp.

                                  By: /s/ Steven D. Overly
                                      --------------------
                                  Steven D. Overly
                                  Vice President and Secretary

                                  Utility Business Services, Inc.

                                  By: /s/ Steven D. Overly
                                      --------------------
                                  Steven D. Overly
                                  Vice President, Treasurer and Secretary

                                  NUI Service, Inc.

                                  By: /s/ Steven D. Overly
                                      --------------------
                                  Steven D. Overly
                                  Vice President and Secretary

                                  NUI Energy Inc.

                                  By: /s/ Steven D. Overly
                                      --------------------
                                  Steven D. Overly
                                  Vice President

                                  NUI Energy Brokers Inc.

                                  By: /s/ Steven D. Overly
                                      --------------------
                                  Steven D. Overly
                                  Vice President, Treasurer and Secretary

                                  NUI Energy Solutions, Inc.

                                  By: /s/ Steven D. Overly
                                      --------------------
                                  Steven D. Overly
                                  Vice President

                                  OAS Group, Inc.

                                  By: /s/ Steven D. Overly
                                      --------------------
                                  Steven D. Overly
                                  Vice President and Secretary

                                  NUI Sales Management, Inc.

                                  By: /s/ Steven D. Overly
                                      --------------------
                                  Steven D. Overly
                                  President, Treasurer and Secretary

                                  TIC Enterprises, LLC

                                  By: /s/ Steven D. Overly
                                      --------------------
                                  Steven D. Overly
                                  President and Treasurer

                                  NUI Saltville Storage, Inc.

                                  By: /s/ Steven D. Overly
                                      --------------------
                                  Steven D. Overly
                                  Vice President and Secretary

                                  NUI Storage, Inc.

                                  By: /s/ Steven D. Overly
                                      --------------------
                                  Steven D. Overly
                                  Vice President and Secretary

                                  NUI Richton Storage, Inc.

                                  By: /s/ Steven D. Overly
                                      --------------------
                                  Steven D. Overly
                                  Vice President and Secretary

                                  Richton Gas Storage Company, LLC

                                  By: /s/ Steven D. Overly
                                      --------------------
                                  Steven D. Overly
                                  Vice President and Secretary

                                  NUI/Caritrade International LLC

                                  By: /s/ Steven D. Overly
                                      --------------------
                                  Steven D. Overly
                                  Vice President and Secretary

                                  NUI Hungary, Inc.

                                  By: /s/ Steven D. Overly
                                      --------------------
                                  Steven D. Overly
                                  Vice President and Secretary

                                  NUI International, Inc.

                                  By: /s/ Steven D. Overly
                                      --------------------
                                  Steven D. Overly
                                  Managing Director, President, Treasurer and
                                  Secretary

Date: October 28, 2004

                                  EXHIBIT INDEX
---------------- -------------------------------------------------------------- --------------------------------------
  Exhibit No.                         Exhibit Description
---------------- -------------------------------------------------------------- --------------------------------------
A-3              Certificate of Incorporation of Cougar Corporation.            Filed herewith
---------------- -------------------------------------------------------------- --------------------------------------
A-4              By-laws of Cougar Corporation.                                 Filed herewith
---------------- -------------------------------------------------------------- --------------------------------------
C-1              Application to the New Jersey Board of Public Utilities.       Filed herewith
---------------- -------------------------------------------------------------- --------------------------------------
C-2              Application to the Maryland Public Service Commission.         Filed herewith
---------------- -------------------------------------------------------------- --------------------------------------
C-3              Application to the Virginia State Corporation Commission.      Filed herewith
---------------- -------------------------------------------------------------- --------------------------------------
D-1              Map of the Utility Service Territories of the AGL Resources    Filed under cover of Form SE.
                 System and NUI Corporation System.
---------------- -------------------------------------------------------------- --------------------------------------
G-1              FTC and DOJ Filings under Hart-Scott-Rodino.                   Filed herewith
---------------- -------------------------------------------------------------- --------------------------------------
G-2              Application to the Federal Communications Commission           Filed herewith
---------------- -------------------------------------------------------------- --------------------------------------
I-1              Proposed Form of Notice.                                       Filed herewith
---------------- -------------------------------------------------------------- --------------------------------------
J-1              Description of NUI Nonutility Subsidiaries.                    Filed herewith
---------------- -------------------------------------------------------------- --------------------------------------
K-1              Post-Transaction Corporate Chart.                              Filed under cover of Form SE.
---------------- -------------------------------------------------------------- --------------------------------------
L-1              Form of Service Agreement.                                     Incorporated by reference.
---------------- -------------------------------------------------------------- --------------------------------------
L-2              Form of Intercompany Note                                      Filed herewith
---------------- -------------------------------------------------------------- --------------------------------------
M-1              Press Release of the New Jersey Board of Public Utilities,     Filed herewith
                 dated July 15, 2004.
---------------- -------------------------------------------------------------- --------------------------------------
M-2              Memorandum discussing the litigation and government            Filed herewith with a request for
                 investigations involving NUI.                                  confidential treatment.
---------------- -------------------------------------------------------------- --------------------------------------
M-3              Pro forma forecast with selected financial information of      Filed herewith with a request for
                 NUI, NUI Utilities and VGDC.                                   confidential treatment.
---------------- -------------------------------------------------------------- --------------------------------------